Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 26, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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Press Release

Swisscom Group 2002 Annual Report:

Swisscom reports stable operating income despite unfavorable climate

	2001	2002	Change
Net revenue (in CHF millions)	14,174	14,526	2.5%
EBITDA before exceptional items (in CHF millions)	4,409	4,413	0.1%
EBIT before exceptional items (in CHF millions)	2,235	2,408	7.7%
Net income (in CHF millions)	4,964	824	-83.4%
ADSL accesses (at 31.12.)	33,379	195,220	484.9%
Number of mobile customers (at 31.12 in millions)	3.37	3.60	6.9%
Number of full-time equivalent employees (FTEs) at 31.12	21,328	20,470	-4.0%

The Swisscom Group continued to steer a successful course in 2002 despite an unfavorable economic climate. Expectations were fulfilled, with revenue rising 2.5% to CHF 14.5 billion, operating income before exceptional items, depreciation and amortization (EBITDA) remaining stable at CHF 4.4 billion, and EBIT (before exceptional items) up 7.7%.

In spite of the continuing difficult environment Switzerland's leading telecoms company expects operating income (EBITDA) for fiscal 2003 to remain unchanged.

In 2002 Swisscom succeeded in growing revenue and EBIT (before exceptional items) in the face of a difficult environment. As in the previous year, net income was influenced by an impairment charge of CHF 702 million booked against the goodwill of debitel (2001: CHF 1,130 million). debitel was revalued on the basis of a value of EUR 10 per share. The impairment resulted from a further decline in future expected growth in the mobile communications market.

Swisscom Ltd			1
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

In 2001, operating income (EBIT) was significantly influenced by two further exceptional items: the disposal of a 25% stake in Swisscom Mobile AG to Vodafone and the sale of real estate, resulting in gains of CHF 3,837 million and CHF 568 million respectively. Excluding these exceptional items and the impairment charge booked against the goodwill of debitel, operating income (EBIT) rose on a like-for-like basis by 7.7% due to lower depreciation and amortization charges.

Financial expense of the Swisscom Group decreased by CHF 254 million in 2002 to CHF 517 million as a result of impairments on financial assets in 2001 of CHF 418 million. In 2002 the expense item includes CHF 111 million relating to the impairment of Swisscom's investment in Infonet Services Corp. and CHF 41 million relating to its shareholding in Swiss International Airlines.

Due to these special effects, net income in 2002 fell from CHF 4,964 million to CHF 824 million. For the 2002 financial year, net earnings per share stand at CHF 12.18 , while net earnings per share adjusted for exceptional items is CHF 19.92. With net debt of CHF 642 million and a year-end equity ratio of 43%, Swisscom's financial position remains extremely sound.

Healthy balance sheet enables adjustment to return policy – high returns

At the General Meeting of Shareholders on May 6, 2003, the Swisscom Board of Directors will propose a dividend of CHF 12 per share (2001: CHF 11) and a par value repayment of CHF 8 per share (2001: CHF 8). Subject to approval of this proposal, par value per share will be reduced from CHF 9 to CHF 1. This will result in a total distribution of over CHF 1.3 billion, corresponding to approximately 5% of Swisscom's market capitalization at the end of 2002.

The continued strength of the balance sheet has allowed Swisscom to adjust its return policy. Until now, Swisscom has distributed approximately half of its net income (after adjusting for exceptional items) as dividend payments to shareholders. The key element of the new policy, which is now in force, is the annual distribution of further freely available funds. The funds available for distribution consist of net cash from operating activities less capital expenditure (on fixed assets and acquisitions) and debt repayments. Distribution will take the form of a dividend amounting, as before, to approximately half of the adjusted net income, a possible share buy-back, or – as is the case this year for the last time – a reduction in par value. A share buy-back need not take place concurrently with the dividend distribution.

Swisscom Ltd			2
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

The new return policy is based on a continuing solid Swisscom balance sheet combined with high earning power. The pay-out can be made without significantly changing balance sheet relations in the next few years while at the same time retaining high flexibility with regard to capital expenditure and acquisitions.

Swisscom Ltd			3
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

Proposal for the election of three new members to the Board of Directors

Three members of the Swisscom Board of Directors will be standing down at the forthcoming Shareholder's Meeting: Franco Ambrosetti, Ernst Hofmann and Gerrit Huy. Swisscom extends its thanks to the three retiring members for the services they have rendered over the past five years. The following persons are proposed for election to the Board: Michel Gobet, from Villarsel-le-Gibloux (Switzerland), residing in Neuchâtel (Switzerland), Torsten Kreindl, from Austria, residing in Munich (Germany), and Richard Roy, from Germany, residing in Dreieich (Germany). Michel Gobet is currently Secretary of the Communications Union and has been proposed as successor to Ernst Hofmann as employee representative. Torsten G. Kreindl is a business engineer and partner of the American venture capital company Copan in Munich. Richard Roy, who has a degree in engineering, was until last year Vice President for Corporate Strategy at Microsoft and today works as an independent management consultant.

Pension fund coverage approximately 94%

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for its employees in Switzerland. ComPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. At December 31, 2002, the pension plan was underfunded by approximately CHF 300 million, which corresponds to a funding ratio of 94% under Swiss law. Initial measures have been taken to improve the difficult financial situation of comPlan. For example, since the beginning of 2003 the interest on retirement savings capital (dual pension plan) has been reduced to 3.25% for employees leaving the plan. The interest rate for other insured members will be defined at the end of 2003. The situation at comPlan will be reviewed until the middle of 2003 and where necessary further measures will be initiated.

As an expression of thanks for their services and as an incentive for the future, Swisscom is offering employees up to 10 shares on preferential terms. The Board of Directors has also approved a share/option scheme for middle and senior management. As part of the employee performance share plan and the share/option scheme for middle and senior management, Swisscom will purchase up to 65,000 shares (less than 0.1% of the outstanding shares) on the open market.

Swisscom Ltd			4
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

Outlook for 2003: Expansion of PWLAN activities in Europe and stable Group EBITDA

Swisscom continues to focus on fixed network and mobile communications in Switzerland, where the company has a solid base and is the leader in both market segments. With annual investments of over CHF 1 billion, Swisscom is also ensuring its leading technological edge. In the ADSL area Swisscom is in intensive competition with cable network operators on the last mile. Increased marketing activities and highly attractive prices led to a sustained ADSL boom in Switzerland with some 200,000 ADSL accesses installed by the end of 2002.

Outside Switzerland, Swisscom is mainly active in debitel and as a minority shareholder of Cesky Telecom a.s. and Infonet Services Corp. Since growth in Switzerland is strongly inhibited by regulation, Swisscom is continually examining ways of strengthening its position in Europe. The emphasis is on cross-border business models for submarkets with an international focus. For example, Swisscom has founded a new company named Swisscom Eurospot with the aim of building a leading position in Europe in the rapidly growing market for Public Wireless LANs (PWLAN): local networks that provide wireless, broadband access to Internet and office solutions.

In view of the current market situation, Swisscom expects pressure on revenue and margins to continue in 2003. Nevertheless, thanks to sustained and consistent cost management the company expects to maintain the same level of operating income (EBITDA) as the previous year.

Segment reports

Fixnet reported slightly lower revenue from external customers of CHF 4,888 million in 2002. Revenue from access rose by 2.2% thanks to the growing number of ISDN accesses and an increase in the monthly charge for ISDN from August 1, 2001. ISDN growth slowed down as a result of the rollout of ADSL and more intense competition from cable network operators. Revenue from national telephony traffic fell 7.1% to CHF 848 million. Substitution by mobile services led to an overall lower volume for this market. This, coupled with the new numbering plan launched in the second quarter of 2002, are the main factors behind the drop in traffic volume. Introduction of a single national tariff for the fixed network on May 1, 2002, has had a slightly negative net effect on revenue.

Swisscom Ltd			5
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

With increased volumes and lower prices, revenue from international telephony traffic remained stable. Despite the migration of surfing traffic from the local area, revenue from ISP (Internet dial-up) dropped due to increasing substitution through broadband offerings (ADSL) from various carriers. By contrast, traffic volume for Bluewin narrowband services grew due to an increase in customer numbers. Wholesale national reported a rise in revenue due to higher traffic volume as a result of the new numbering plan as well as strong growth in the market for ADSL access. Despite higher volume, Wholesale international revenue grew by only 2.5% as a result of lower average prices. Revenue from International Carriers' Carrier Services dropped by 2.7% as volume declined.

Expenses in the Fixnet segment fell year-on-year by 1.3%. The 2002 figures include CHF 85 million (2001: CHF 35 million) in costs arising from measures to reduce the workforce. The shift from retail to lower-margin wholesale revenue and a decrease in total revenue drove EBITDA down by 4.3%.

Mobile increased revenue from third parties by 4.1% year-on-year to CHF 3,255 million. The customer base for voice traffic was further expanded, resulting in a 3.7% increase in revenue. Revenue from data communications rose 24.5% due to the ongoing success of SMS. While strong volume growth was recorded for the GPRS offerings (e.g. MMS (multimedia messaging services) and mobile solutions) launched in 2002, this will significantly impact revenue only in the course of 2003. Wholesale posted a 12.9% drop in revenue, primarily due to increased network coverage by rival carriers and the corresponding reduction in use of the Swisscom network. In 2002 the penetration rate for the Swiss mobile communications market rose to 77.6%. Swisscom Mobile contributed to this market growth in an intensely competitive environment. Market share declined slightly, while the number of subscribers rose by 6.9% to 3.6 million. Customer loyalty measures were deployed to minimize the loss of high-worth postpaid customers to the competition. Year-on-year, average revenue per user and month (ARPU) fell by 4.4%. New customers exhibit lower usage habits than existing customers.

Swisscom Ltd			6
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

At CHF 2,138 million, segment expenses for Mobile are 1.5% higher than the previous year. The reduction in customer acquisition costs is outweighed by spending on measures to intensify customer loyalty. Moreover, personnel and IT expenses rose as a result of the growth-related expansion of corporate structures. On the other hand, expenses for network operation and maintenance dropped. EBITDA increased by 5.2% to CHF 1,974 million, with an EBITDA margin of 48.%. EBIT rose accordingly by 6.3% to CHF 1,685 million.

Enterprise Solutions reported a year-on-year decline in revenue of 8.1% to CHF 1,365 million. Revenue and volumes for national telephony traffic followed the same pattern as in Fixnet. The reduction in revenue is primarily attributable to the new numbering plan introduced in Switzerland and the single national tariff. The decline in revenue from value added services is mainly attributable to tariff reductions and a loss of certain large customers. Networking posted a 10.3% drop in revenue to CHF 568 million due to weak demand as a result of the economic slowdown. Managed network services suffered from price erosion which failed to be offset by the growing demand for broadband.

Enterprise Solutions succeeded in reducing segment expenses by 6.1% compared to the previous year. Purchases of network services dropped, as reflected by the decline in revenue. While additional savings were made on advertising costs, IT expenses rose. Overall, cost reductions were insufficient to compensate fully for the drop in revenue. EBITDA decreased by 40.4 % to CHF 68 million and EBIT by 55.6% to CHF 36 million.

debitel is the largest network-independent telecommunications company in Europe and the third-largest mobile communications provider in Germany. Despite difficult market conditions, debitel succeeded in growing revenue in Swiss franc terms by 8% in 2002. In the first half-year, mobile companies in Germany adjusted their customer base by eliminating inactive prepaid customers. For debitel this move resulted in 1.4 million fewer prepaid customers. Thanks to customer loyalty measures, subscriber numbers were significantly increased, particularly in the postpaid area, and exceeded the 10 million mark by year-end. Outside Germany debitel posted double-digit revenue growth, primarily due to acquisitions which strengthened national companies in the Netherlands and France.

Swisscom Ltd			7
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

The increased revenue for debitel was accompanied by a disproportionate increase in revenue costs. Operating expense increased further as a result of customer loyalty measures and losses in the French hardware business, as well as charges arising from integration of the former Talkline Nederland B.V. At the same time, cost reductions were achieved primarily in the distribution and marketing areas. The number of employees in Germany was reduced by 245 due to process optimization measures. Outside Germany the number of employees remained stable year-on-year despite the acquisition of Videlec S.A. in France. debitel posted a 15% fall in operating income before interest, tax, depreciation and amortization to CHF 159 million as the result of a disproportionate increase in costs.

The Other segment primarily consists of the two Group companies Swisscom Systems and Swisscom IT Services. Swisscom Systems is active in the distribution and maintenance of private branch exchanges (PBXs). In 2002 the company was affected by a decline in market volume and falling hardware prices. Revenue dropped by CHF 70 million, representing a year-on-year reduction of 14.7%. Comprehensive restructuring measures and a new business direction were introduced in the year under review. As previously announced, some 470 jobs will be shed in the course of 2003. The CHF 80 million expense associated with this reduction in the workforce was recorded in the 2002 financial statements and, together with the reduction in revenue, resulted in a CHF 143 million drop in EBITDA compared with the previous year. As of December 31, 2001, Swisscom IT Services merged with AGI IT Services and in 2002 posted an increase of CHF 188 million in revenue, primarily due to the business activities brought in by AGI IT Services.

The EBITDA of CHF 111 million is negatively affected on the one hand by costs arising from Swisscom Systems' move to reduce the workforce and by poor performance of its operating business, and positively affected on the other hand by the improved results of Swisscom IT Services. The net outcome is a year-on-year reduction in EBITDA of CHF 25 million.

The detail interim report can be viewed on the Internet at:

http://www.swisscom.com/report2002

Berne, March 26, 2003

Swisscom Ltd			8
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd			9
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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Review

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Key figures

CHFin millions, except where indicated		2001	2002

Swisscom Group

Net revenue		14 174	14 526

Operating income before one-time items, depreciation and amortization (EBITDA) 1)		4 409	4 413

in % of net revenue	%	31.1	30.4

Operating income before one-time items 1)		2 235	2 408

Impairment of goodwill		(1 130)	(702)

Gain on sale of real estate		568	–

Gain on partial sale of Swisscom Mobile AG		3 837	–

Operating income		5 510	1 706

Net income		4 964	824

Shareholders’ equity		12 069	7 299

Equity ratio 2)%		49.6	43.0

Number of full-time equivalent employees at end of period 3) 4)	FTE	21 328	20 470

Average number of full-time equivalent employees 5)	FTE	20 988	20 910

Revenue per employee	CHF in thousands	675	695

EBITDA per employee	CHF in thousands	210	211

Net cash provided by operating activities		3 389	3 785

Capital expenditure		1 234	1 222

Net debt (net funds) 6)		(2 899)	642

SwisscomAG

Net income		1 081	2 724

Shareholders’ equity		8 013	5 216

Dividend		728	794	*

Capital reduction		529	530	*

Key figures per share

Weighted average number of shares outstanding (at CHF 17.00 and CHF 9.00 each, respectively)	in mio.	73.544	67.648

Price per share (high/low)	CHF	492.50/358.50	519.00/360.00

Closing price at end of period	CHF	460.00	400.50

Net income	CHF	67.50	12.18

Shareholders’ equity	CHF	164.09	110.25

Gross dividend	CHF	11.00	12.00	*

Capital reduction	CHF	8.00	8.00	*

Pay-out ratio 7)%		25.34	164.20	*

Market capitalization at end of period		33 833	26 514

*	In accordance with the proposal of the Board of Directors to the General Meeting of Shareholders.
1)	One-time items in 2001: Impairment of goodwill CHF 1,130 million, gain of CHF 568 million on sale of real estate and gain of CHF 3,837 million on partial sale of Swisscom Mobile AG.
One-time item in 2002: Impairment of goodwill CHF 702 million.
2)	Shareholders’ equity as a percentage of total assets.
3)	Includes 3,544 and 3,299 employees of debitel at December 31, 2001 and 2002, respectively.
4)	Excludes 223 and 291 employees of WORK_LINK at December 31, 2001 and 2002, respectively.
5)	Excludes 176 and 252 employees of WORK_LINK in 2001 and 2002, respectively. See Note 7.
6)	Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.
7)	Represents gross dividend and capital reduction as a percentage of net income per share.

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Financial Review 2002

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Index

Key figures

3	Review of the Group’s results

13	Consolidated financial statements

14	Report of Group Auditors

15	Consolidated income statement

16	Consolidated balance sheet

17	Consolidated cash flow statement

19	Consolidated statement of shareholders’ equity

20	Notes to the consolidated financial statements

61	Financial statements of Swisscom AG

62	Report of Statutory Auditors

63	Income statement

64	Balance sheet

65	Notes to the financial statements

67	Proposed appropriation of retained earnings

69	Corporate Governance

82	Shareholder information

83	Five year review

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Review of the Group's results

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Review of the Group’s results

Overview

Swisscom posted an overall increase of 2.5% in revenue year-over-year to CHF 14,526 million. While revenue from Mobile and Swisscom’s German subsidiary debitel increased, despite difficult market conditions, revenue from fixed line telephony and networking decreased. At CHF 4,413 million, operating income before interest, tax, depreciation and amortization (EBITDA) remained at the previous year’s level. The following table shows the results for the individual segments:

	Net revenue 1)			EBITDA 2)

CHF in millions	2001	2002	Change	2001	2002	Change

Fixnet	6 588	6 443	–2.2%	1 989	1 903	–4.3%

Mobile	3 983	4 112	3.2%	1 876	1 974	5.2%

Enterprise Solutions	1 585	1 450	–8.5%	114	68	–40.4%

debitel	3 808	4 111	8.0%	187	159	–15.0%

Other	1 403	1 463	4.3%	136	111	–18.4%

Corporate	766	704	–8.1%	107	198	85.0%

Intercompany elimination	(3 959)	(3 757)	–5.1%	–	–	–

Total	14 174	14 526	2.5%	4 409	4 413	0.1%

1)	Includes intersegment revenue.
2)	Operating income before interest, tax, depreciation and amortization; before the gain on disposal of 25% of Swisscom MobileAG, the gain on sale of real estate and the debitel impairment.

As a result of organizational changes, the segments were redefined in 2002. The amounts presented for 2001 have been restated to reflect the new structure.

In 2002, Swisscom recorded an impairment of the goodwill relating to debitel of CHF 702 million compared to CHF 1,130 million in 2001. The previous year’s operating income (EBIT) was significantly influenced by two further one-time items: the disposal of a 25% stake in Swisscom Mobile AG to Vodafone plc and the sale of real estate, resulting in gains of CHF 3,837 million and CHF 568 million, respectively. Excluding these one-time items and goodwill impairments in respect of debitel, operating income (EBIT) on a like-for-like basis increased 7.7% due to lower depreciation. Including these one-time gains and losses, (gain of CHF 3,275 million in 2001 and a loss of CHF 702 million in 2002), net income fell year-over-year from CHF 4,964 million to CHF 824 million.

At December 31, 2002 net debt amounted to CHF 642 million. In the previous year, Swisscom reported net funds of CHF 2,899 million. The decline is primarily due to the share buy-back program under which Swisscom repurchased 9.99% of its outstanding stock for CHF 4,264 million.

Fixnet

CHF in millions	2001	2002	Change

Access	1 441	1 473	2.2%

National traffic	913	848	–7.1%

International traffic	189	189	–

Value-added services	333	317	–4.8%

Total telephony traffic	2 876	2 827	–1.7%

Wholesale national	684	741	8.3%

Wholesale international	284	291	2.5%

International carriers’ carrier services	331	322	–2.7%

Bluewin AG	61	90	47.5%

Swisscom Directories AG	79	93	17.7%

Other revenue	606	524	–13.5%

Revenue from external customers	4 921	4 888	–0.7%

Intersegment revenue	1667	1 555	-6.7%

Net revenue	6 588	6 443	–2.2%

Segment expenses (incl. intercompany)	4 599	4 540	–1.3%

EBITDA	1 989	1 903	–4.3%

Margin as a % of net revenue	30.2%	29.5%

Depreciation	1 080	1 049	–2.9%

EBIT before amortization of goodwill	909	854	–6.1%

Amortization of goodwill	–	6	–

EBIT	909	848	6.7%

4   Swisscom Review of the Group’s results

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Traffic volume in million minutes	2001	2002	Change

Local area traffic	7 466	5 901	–21.0%

National long-distance traffic	1 968	1 963	–0.3%

Other national traffic	724	777	7.3%

Total national traffic	10 158	8 641	–14.9%

International traffic	778	808	3.9%

Traffic from value-added services	8 294	8 187	–1.3%

Wholesale national regulated	17 125	18 939	10.6%

Wholesale international voice	1 275	1 878	47.3%

Incoming international	1 966	1 959	–0.4%

Number of channels at period end	2001	2002	Change

ADSL-channels Bluewin	18 378	108 964	492.9%

ADSL-channels Wholesale	15 001	86 256	475.0%

Total ADSL-channels	33 379	195 220	484.9%

Number of channels at period end in thousands	2001	2002	Change

PSTN-channels	3 240	3 163	–2.4%

ISDN-channels	2 060	2 172	5.4%

Total channels	5 300	5 335	0.7%

In 2002, Fixnet reported 4.3% lower year-over-year earnings before interest, tax, depreciation and amortization (EBITDA) on marginally declining revenue from external customers. The fall in revenue from telephony traffic with retail customers was partially offset by the increase with Wholesale customers. The loss of revenue however, could not be fully offset by cost reductions.

Thanks to an increase in the number of ISDN subscribers and a higher ISDN monthly subscription fee as of August 1, 2001, revenue from access grew 2.2%. Growth in ISDN slowed following the launch of ADSL and competition from cable network operators. The trend in the migration from analog to digital accesses (ISDN) leveled off accordingly. An additional fall in analog subscribers was due to the mobile substitution effect.

Revenue from national traffic fell 7.1% to CHF 848 million. In national traffic, the substitution effect from mobile services led to a contraction in total market volume. This combined with the new numbering plan introduced in the second quarter of 2002 were the main contributory factors to the decline in traffic volume. Since all numbers within a network group are now dialed preceded by the dialing code, all calls from customers with carrier preselection are switched automatically through the preselected carrier. As a result, Swisscom’s market share in the local area fell to the same level as in the long-distance area. On May 1, 2002 Swisscom introduced a single national tariff for fixed line telephony resulting in an increase in tariffs for local calls and a decrease in tariffs for long-distance calls. The single national tariff had a slight negative impact on revenue. A further consequence of the introduction of the single tariff is a reduction in traffic volume resulting from a partial migration in surf traffic from the local area to lower tariff value-added services.

Despite an increase in traffic volume, revenue from international telephony remained stable year-over-year due to lower average tariffs as a result of price reductions.

In the area of value-added services, ISP revenue declined despite the migration of surf traffic from the local area due to the cannibalization of traffic volume by broadband offerings (ADSL) from a wide range of providers. By contrast, growth in narrowband customers at Bluewin generated an increase in traffic volume despite active marketing of its ADSL offering.

5   Swisscom Review of the Group’s results

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Review of the Group’s results

Wholesale national posted higher revenue due to the increase in traffic volume as a result of the new numbering plan and to the sharp increase in the number of ADSL subscribers. Despite higher volume, Wholesale international achieved only 2.5% more revenue due to lower average tariffs. In response to ongoing pressure on prices and margins in the international data and voice business, the decision was taken to centralize distribution of international wholesale products in Switzerland, to close local sales outlets in a number of European countries and to sell the business activities of Swisscom North America Inc. Revenue from international carriers’ carrier services fell 2.7% as a result of lower traffic volume.

In a fiercely competitive market, Bluewin succeeded in increasing the number of ADSL accesses to 108,964. The total number of ADSL subscribers, including wholesale, was 195,220 at December 31, 2002.

Other revenue was CHF 82 million lower than in the previous year. This was attributable primarily to the fall in national directory inquiries following changes in customer behavior (storage of phone numbers in mobile phones, electronic address books) and reduced demand for phone cards.

Segment expense reduced by 1.3% year-over-year primarily as a result of an increase in termination benefits from CHF 35 million in 2001 to CHF 85 million in 2002.

The shift in revenue from retail to wholesale, where margins are lower, and a decrease in total revenue contributed to a decrease of 4.3% in EBITDA year-over-year.

Due to strict regulatory measures and stiff competition, the Fixnet segment faces continuing pressure on margins, coupled with stagnating network capacity utilization. In order to maintain profitability, further cost reductions will be necessary and Fixnet therefore decided in 2003 to reduce headcount by 200. The associated costs will be recorded in 2003.

Mobile

CHF in millions	2001	2002	Change

Connectivity voice	2 092	2 170	3.7%

Connectivity roaming	381	388	1.8%

Connectivity data and value-added services	273	340	24.5%

Wholesale mobile	280	244	–12.9%

Other revenue	101	113	11.9%

Revenue from external customers	3 127	3 255	4.1%

Intersegment revenue	856	857	0.1%

Net revenue	3 983	4 112	3.2%

Segment expenses (incl. intercompany)	2 107	2 138	1.5%

EBITDA	1 876	1 974	5.2%

Margin as a % of net revenue	47.1%	48.0%

Depreciation	291	289	–0.7%

EBIT	1 585	1 685	6.3%

Number of subscribers at period-end in thousands	2001	2002	Change

Postpaid	2 152	2 298	6.8%

Prepaid	1 221	1 307	7.0%

Total	3 373	3 605	6.9%

	2001	2002	Change

ARPU in CHF	90	86	–4.4%

Number of SMS in millions	1 317	1 650	25.3%

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Mobile grew revenue from external customers by 4.1% year-over-year to CHF 3,255 million. Voice revenue increased 3.7% in line with expansion of the customer base. No significant tariff adjustments were introduced.

The 24.5% growth in data and value-added services revenue stems from the continuing success of text messaging (SMS).GPRS-based offerings such as multimedia messaging (MMS) and mobile solutions launched in 2002 show sharply rising volumes; however, they will not make a notable contribution to revenue until 2003.

In the Wholesale sector, the 12.9% fall in revenue is mainly due to an increase in network coverage by competitors and the correspondingly lower utilization of Swisscom’s network. In 2002 the mobile penetration rate in Switzerland rose to 77.6%. Despite fierce competition, Mobile succeeded in capturing some of the growth and expanded its subscriber base by 6.9% to 3,605,000. Migration of high-value postpaid customers was minimized thanks to successful customer retention programs. Average revenue per user (ARPU) decreased 4.4% year-over-year as new subscribers had a lower average usage rate compared to existing customers.

At CHF 2,138 million, the Mobile segment’s expenses exceeded the previous year’s figure by 1.5%. The decline in customer acquisition costs was more than offset by intensified customer retention costs. Growth-related expansion of company structures resulted in higher personnel and IT expenses. By contrast, there was reduced spending on network operation and maintenance as well as on advertising.

EBITDA rose 5.2% to CHF 1,974 million resulting in a margin of 48.0%. EBIT correspondingly grew 6.3% to CHF 1,685 million.

Enterprise Solutions

CHF in millions	2001	2002	Change

National traffic	472	443	–6.1%

International traffic	111	118	6.3%

Value-added services	94	64	–31.9%

Total telephony traffic	677	625	–7.7%

Networking	633	568	–10.3%

Other revenue	176	172	–2.3%

Revenue from external customers	1 486	1 365	–8.1%

Intersegment revenue	99	85	–14.1%

Net revenue	1 585	1 450	–8.5%

Segment expenses (incl. intercompany)	1 471	1 382	–6.1%

EBITDA	114	68	–40.4%

Margin as a % of net revenue	7.2%	4.7%

Depreciation	33	32	–3.0%

EBIT	81	36	–55.6%

Traffic volume in million minutes	2001	2002	Change

Local area traffic	2 428	1 974	–18.7%

National long-distance traffic	1 287	1 244	–3.3%

Other national traffic	444	457	2.9%

Total national traffic	4 159	3 675	–11.6%

International traffic	621	586	–5.6%

Traffic from value-added services	1 168	787	–32.6%

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Review of the Group’s results

Enterprise Solutions revenue fell 8.1% year-over-year to CHF 1,365 million. In national traffic, the trend in revenue and volume was similar to that of Fixnet. The declines were largely attributable to loss of market share in connection with the new numbering plan in Switzerland and the launch of a single national tariff.

The decrease of value-added services was primarily due to a reduction in tariffs and a loss of certain large customers.

Revenue from networking fell 10.3% to CHF 568 million, primarily as a result of weakening demand due to the general economic situation. Business in leased lines continued to be affected by price erosion, which failed to be offset by growing demand for bandwidth.

Enterprise Solutions succeeded in reducing segment expenses by 6.1% year-over-year. Network costs fell in line with revenue and savings were achieved in advertising expenses. IT costs, however, increased. Overall, the cost reductions were not sufficient to fully compensate the revenue shortfall. EBITDA fell 40.4% year-over-year to CHF 68 million, and EBIT was 55.6% lower at CHF 36 million.

Demand for corporate communication solutions has fallen sharply as a result of poor economic conditions. Cost pressures were additionally exacerbated by the progressive decrease in tariffs in fixed line telephony and in leased lines. To increase competitiveness, major cost reductions, including the shedding of some 380 jobs by mid-2004 and the withdrawal from unprofitable activities will be unavoidable. Costs for headcount reductions will be recorded in 2003.

debitel

CHF in millions	2001	2002	Change

Germany	2 738	2 859	4.4%

International	1 070	1 252	17.0%

Net revenue	3 808	4 111	8.0%

Segment expenses	3621	3952	9.1%

EBITDA	187	159	–15.0%

Margin as a % of net revenue	4.9%	3.9%

Depreciation	51	62	21.6%

EBIT before amortization of goodwill	136	97	–28.7%

Amortization of goodwill	387	277	–28.4%

Impairment of goodwill	1 130	702	–37.9%

EBIT	(1 381)	(882)	–36.1%

Number of subscribers in thousands	2001	2002	Change

Germany	7 647	7 729	1.1%

International	2 354	2 332	0.9%

Total	10 001	10 061	0.6%

debitel is Europe’s biggest network-independent telecom company and Germany’s third-largest mobile provider. Swisscom holds 93% of the shares of debitel and has the right (call-option) to buy another 2% of the shares. Despite adverse market conditions, debitel posted an 8.0% year-over-year improvement in revenue in Swiss franc terms.

During the first half of 2002 mobile providers in Germany eliminated inactive prepaid subscribers from their customer base. At debitel, the elimination resulted in an initial decrease of 1.4 million prepaid customers. However, intensive customer retention measures contributed to a sharp increase in subscribers, above all in the postpaid area, and by year-end the number had exceeded the ten million mark.

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In September 2002 debitel extended its cooperation agreement with its distribution partner in Germany, Electronic Partner-Gruppe, by a further five years to 2007, thereby securing a key distribution channel for the future. In return, the Electronic Partner-Gruppe acquired 2.0% percent of the shares of debitel from Swisscom.

In its international business debitel posted double-digit growth, underpinned largely by acquisitions in the Netherlands and France. In February 2002, debitel France took over a majority shareholding in Videlec S.A., a specialist mobile communications chain with 80 outlets. Revenue from its international business accounted for 30% of total revenue (2001: 28%).

Costs increased disproportionately to the increase in revenue. Operating expenses rose primarily as a result of the customer retention measures coupled with losses incurred in the French hardware business and costs associated with the integration of the former Talkline Nederland. By contrast, cost savings were achieved mainly in sales and marketing. Process optimizations led to a reduction of 245 employees in Germany. Abroad the number of employees remained unchanged year-over-year despite the acquisition of Videlec S.A.

EBITDA (operating income before interest, tax, depreciation and amortization) fell 15.0% to CHF 159 million on account of the disproportionate rise in costs.

Impairment of goodwill

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom recorded an impairment charge of CHF 1,130 million at December 31, 2001. As a result of a further decline in future expected growth in the mobile sector, Swisscom revised its outlook on the ability to recover its carrying value of debitel’s assets at December 31, 2002. Based on the revised outlook, Swisscom concluded that the value per share was EUR 10 at December 31, 2002, which resulted in an impairment charge of CHF 702 million. See Note 25 to the consolidated financial statements.

Other

CHF in millions	2001	2002	Change

Swisscom Systems AG	476	406	–14.7%

Swisscom IT Services AG	22	210	854.5%

Swisscom Broadcast AG	180	162	–10.0%

Billag AG	47	52	10.6%

Other revenue	17	3	–82.4%

Revenue from external customers	742	833	12.3%

Intersegment revenue	661	630	–4.7%

Net revenue	1 403	1 463	4.3%

Segment expenses (incl. intercompany)	1 267	1 352	6.7%

EBITDA	136	111	–18.4%

Margin as a % of net revenue	9.7%	7.6%

Depreciation	229	205	–10.5%

EBIT before amortization of goodwill	(93)	(94)	–1.1%

Amortization of goodwill	–	20

EBIT	(93)	(114)	–22.6%

The "Other" segment comprises primarily the two Group companies Swisscom Systems AG (Systems) and Swisscom IT Services AG.

Systems is active in the sale and maintenance of private branch exchanges (PBXs). In 2002, Systems was affected by declining market volumes and falling hardware prices. Year-over-year revenue fell by CHF 70 million (14.7%). A comprehensive restructuring and refocusing of the business was initiated in 2002, whereby 470 jobs are to be cut. The charge recorded for termination benefits in 2002 was CHF 80 million. Together with the decline in revenue, this led to a CHF 143 million year-over-year fall in EBITDA.

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Review of the Group’s results

Swisscom IT Services AG merged with AGI IT Services AG (AGI) as of December 31, 2001. Swisscom IT Services AG posted revenue growth of CHF 188 million, primarily as a result of the business activities contributed by AGI.

EBITDA of the segment "Other", amounting to CHF 111 million, was negatively affected by personell restructuring costs and the poor operating performance of Systems, but positively influenced by an improvement in the results of Swisscom IT Services AG and resulted in a reduction to EBITDA of CHF 25 million.

Corporate

CHF in millions	2001	2002	Change

Revenue from external customers	90	74	–17.8%

Intersegment revenue	676	630	–6.8%

Net revenue	766	704	–8.1%

Segment expenses (incl. intercompany)	659	506	–23.2%

EBITDA	107	198	85.0%

Margin as a % of net revenue	14.0%	28.1%

Depreciation	100	65	–35.0%

EBIT before amortization of goodwill	7	133	1800.0%

Amortization of goodwill	3	–	–

EBIT	4	133	3225.0%

The Corporate segment encompasses head-office functions, Group-company shared services and the real-estate company. In 2002 other income, which is included in segment expenses, includes CHF 70 million resulting from the elimination of a liability, which was established 1997 for payment to a third party. This liability is no longer legally owed, as the rights to payment expired in 2002. Charges for termination benefits are calculated by each segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segments expense. Not all of the expense recorded by the segments meets the criteria for recognition under IFRS and CHF 95 million has been eliminated in the segment "corporate" in 2002.

Financial expense

Financial expense decreased by CHF 254 million to CHF 517 million in 2002 primarily as a result of larger asset write-downs in 2001. In 2001, Swisscom recorded an impairment charge of CHF 219 million on its investment in Infonet Inc. and wrote down a loan of CHF 199 million given to UTA. In 2002, Swisscom recorded impairment charges of CHF 111 million and CHF 41 million on its investments in Infonet and Swiss, respectively.

Financial income

In the year under review, average cash balances were below the 2001 figure, primarily as a result of the share buy-back, which led to a CHF 168 million reduction in interest income. The acquisition of AGI IT Services AG and the transfer of 28.9% of Swisscom IT Services AG resulted in a dilution gain of CHF 72 million in 2001.

Pension Fund

Swisscom contributes to com Plan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. com Plan covers the risks of old age and death and disability in accordance with Swiss pension legislation. At December 31, 2002, the pension plan was underfunded by CHF 300 million, which corresponds to a funding ratio of 94% under Swiss law. The pension plan is considering various measures to reduce this un-derfunding.

The determination of pension fund liability and expense in the consolidated financial statements is based on guidelines established by the International Financial Reporting Standards (IFRS). The total underfunding calculated in accordance with these guidelines at December 31, 2002, was CHF 2,167 million, of which CHF 1,101 million is recognized in the balance sheet. In contrast to Swiss law, this calculation takes into account actuarial assumptions for future developments, such as salary increases, indexation of pension benefits and assumptions for early retirement from the age of 60. The unrecognized loss of CHF 1,067 million results mainly from losses on investments, as under IFRS the liability is determined using the expected return on assets rather than the actual return. Effective January 1, 2003, Swisscom has reduced the expected return on plan assets to 5.0%. This will give rise to an increase in pension expense from 2003 of CHF 50 million per annum.

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Income tax expense

In 2002, Swisscom tranferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. The tax rate for each of the newly formed companies was determined and as a result all tax assets and liabilities were adjusted, which resulted in a one time charge of CHF 115 million. The impairment of the goodwill relating to debitel also reduced the tax expense by CHF 207 million. Excluding these exceptional items, the tax rate would have been 21.6%.

In the previous year, the low tax charge was influenced by the disposal of a shareholding in Swisscom Mobile AG, which was effectively tax-free for the Group. The partially tax-exempt gain from the sale of real estate also contributed to a reduction in the tax rate.

Financing

In 2002, debt and financial lease obligations of CHF 1,591 million were repaid. At December 31, 2002, total debt and finance lease obligations amounted to CHF 3,713 million, of which liabilities from cross-border tax lease arrangements amounted to CHF 1,104 million. Swisscom recorded a corresponding financial asset of the same magnitude. Cash and cash equivalents and current financial assets fell from CHF 7,104 million to CHF 1,967 million due to the share buy-back, capital reduction and repayment of debt. At December 31, 2002 total debt and financial lease obligations exceeded cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions by CHF 642 million.

Capital expenditure

Capital expenditure in 2002 amounted to CHF 1,222 million compared with CHF 1,234 million in the previous year. Capital expenditure in the fixed network declined from CHF 597 million in 2001 to CHF 585 million in 2002. The major areas of investment in the fixed network in 2002 and 2001 relate to the construction of the next generation network infrastructure needed to support high speed data transmission and the rollout of broadband access, which Swisscom believes will be growth areas in the future.

Capital expenditure in the mobile network increased from CHF 315 million in 2001 to CHF 392 million in 2002. This increase was due to an increase in both the capacity and coverage of the GSM mobile telephony network resulting primarily from the rollout of new data products, which require higher capacity. As a result of the delay in the implementation of the third generation system, UMTS, due to the unavailability of equipment, Mobile’s capital expenditure in 2002 in this area was less than planned.

Capital expenditure in IT infrastructure decreased primarily as a result of cost cutting measures. Capital expenditure in Systems decreased as a result of a decrease in the rental to business customers of end-user telecommunication equipment.

Minority interests

Minority interest relates mainly to the 25% shareholding of Vodafone in Swisscom Mobile AG. The CHF 67 million increase in 2002 is attributable to the acquisiton by Vodafone, which was effective as of April 1, 2001.

Share buy-back and capital reduction

Under its share buy-back program, Swisscom purchased 9.99% of its outstanding shares for CHF 4,264 million in 2002. Following the buy-back, Swisscom’s equity ratio was 43.0%. In addition to the dividend of CHF 11 per share, there was a capital reduction of CHF 8 per share, or a total of CHF 529 million, in the third quarter of 2002.

Outlook for 2003

In light of the current market situation, pressure on revenue and margins is expected to continue in the year 2003. Revenue in the Swiss market is likely to decrease in the absence of any change in market and regulatory conditions. Resulting from continuing cost management, Swisscom expects operating income before interest, tax, depreciation and amortization (EBITDA) to match the result for 2002.

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Consolidated financial statements

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Report of Group Auditors

To the Shareholders’ Meeting of Swisscom AG Ittigen (Berne)

As auditors of the group, we have audited the accompanying consolidated financial statements (income statement, balance sheet, cash flow statement, statement of shareholders’ equity and notes) of Swisscom AG and subsidiaries for the year ended December 31, 2002.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position. The results of operations and the cash flows for in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law and the accounting provisions as contained in the Listing Rules of the Swiss Exchange.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Peter Wittwer	Julie Fitzgerald

Berne, March 20, 2003

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Consolidated income statement

		Year ended December 31
CHF in millions, except per share amount	Note	2001	2002

Net revenue	4	14 174	14 526

Other operating income	5	213	266

Total		14 387	14 792

Goods and services purchased	6	4 513	4 959

Personnel expenses	7,8,9	2 461	2 593

Other operating expenses	10	3 004	2 827

Depreciation	23	1 702	1 578

Amortization	25	472	427

Total operating expenses		12 152	12 384

Impairment of goodwill	25	(1 130)	(702)

Gain on sale of real estate	11	568	–

Gain on partial sale of Swisscom Mobile AG	12	3 837	–

Operating income		5 510	1 706

Financial expense	13	(771)	(517)

Financial income	14	416	206

Income before income taxes, equity in net income
of affiliated companies and minority interest		5 155	1 395

Income tax benefit (expense)	16	15	(361)

Income before equity in net income of affiliated companies and minority interest		5 170	1 034

Equity in net income of affiliated companies	24	32	95

Minority interest	32	(238)	(305)

Net income		4 964	824

Basic earnings per share (in CHF )	17	67.50	12.18

Diluted earnings per share (in CHF )	17	67.46	12.17

The accompanying notes form an integral part of these financial statements.

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Consolidated balance sheet

		At December 31
CHF in millions	Note	2001	2002

Assets

Current assets

Cash and cash equivalents	18	3 788	1 682

Current financial assets	19	3 316	285

Trade accounts receivable	20	2 525	2 418

Inventories	21	252	180

Other current assets	22	493	450

Current tax assets		–	178

Total current assets		10 374	5 193

Non-current assets

Property, plant and equipment	23	8 104	7 536

Investments in affiliated companies	24	603	691

Goodwill and other intangible assets	25	2 562	1 544

Non-current financial assets	26	1 895	1 584

Deferred tax assets	16	811	410

Total non-current assets		13 975	11 765

Total assets		24 349	16 958

Liabilities and shareholders’ equity

Current liabilities

Short-term debt	27	1 757	1 016

Trade accounts payable		1 237	1 054

Current tax liabilities	16	359	121

Accrued pension cost	9	28	–

Accrued liabilities	28	128	246

Other current liabilities	29	1 783	1 526

Total current liabilities		5 292	3 963

Long-term liabilities

Long-term debt	27	2 413	1 505

Finance lease obligation	31	1 330	1 192

Accrued pension cost	9	1 190	1 101

Accrued liabilities	28	472	499

Deferred tax liabilities	16	467	296

Other long-term liabilities	30	333	307

Total long-term liabilities		6 205	4 900

Total liabilities		11 497	8 863

Minority interest	32	783	796

Shareholders’ equity

Share capital	33	1 250	596

Additional paid-in capital		2 395	572

Retained earnings		8 711	6 491

Treasury stock		(2)	(1)

Fair value and other reserves	36	(285)	(359)

Total shareholders’ equity		12 069	7 299

Total liabilities and shareholders’ equity		24 349	16 958

The accompanying notes form an integral part of these financial statements.

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Consolidated cash flow statement

		Year ended December 31
CHF in millions	Note	2001	2002

Cash flows from operating activities

Cash generated from operations	37	4 097	4 342

Interest paid		(284)	(228)

Income taxes paid		(678)	(537)

Interest received		202	171

Dividends received		52	9

Gain from cross-border tax lease transactions		–	28

Net cash provided by operating activities		3 389	3 785

Cash flows from investing activities

Capital expenditures	23, 25	(1 234)	(1 222)

Proceeds from sale of fixed assets		87	30

Proceeds from sale of real estate		1 734	–

Proceeds from partial sale of Swisscom Mobile AG	12	4 282	–

Acquisition of other subsidiaries, net of cash acquired		(52)	(45)

Acquisition of additional shares in debitel		(928)	(10)

Proceeds from sale of subsidiaries		10	28

Investments in affiliated companies		(2)	(37)

Proceeds from sale of affiliated companies		73	42

Sale (purchase) of other financial assets, net		5	(70)

Loans receivable and other non-current assets repaid (granted), net		(75)	(49)

Investments in and sale of current financial assets, net	19	(3 059)	2 896

Other cash flow from investing activities, net		8	9

Net cash provided by investing activities		849	1 572

Cash flows from financing activities

Repayment of short-term debt		(684)	(619)

Issuance of long-term debt		6	94

Repayment of long-term debt		(1 291)	(1 036)

Proceeds from finance lease obligations		–	8

Proceeds from sale and leaseback transactions	11	746	–

Net repayments of cross-border tax lease arrangements		(39)	(37)

Purchase of treasury stock and call options, net		(39)	(38)

Dividends paid	34	(809)	(728)

Dividends paid to minority interests	32	(6)	(304)

Share buy back	33	–	(4 264)

Capital reduction	33	(589)	(529)

Other cash flow from financing activities, net		(4)	(1)

Net cash used in financing activities		(2 709)	(7 454)

Net increase (decrease) in cash and cash equivalents		1 529	(2 097)

Cash and cash equivalents at beginning of year		2 265	3 788

Effect of exchange rate changes on cash and cash equivalents		(6)	(9)

Cash and cash equivalents at end of year		3 788	1 682

The accompanying notes form an integral part of these financial statements.

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Consolidated cash flow statement

Significant non-cash transactions

In 2001, Swisscom entered into an agreement to transfer its IT business to a separate company, Swisscom IT Services AG, and to merger the latter with AGI IT Services AG. Swisscom AG and AGI Holding AG have a shareholding of 71.1% and 28.9% respectively in Swisscom IT Services AG. No cash was transferred. Swisscom recorded a gain of CHF 72 million under financial income in 2001. See Note 15.

The accompanying notes form an integral part of these financial statements.

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Consolidated statement of shareholders’ equity

						Fair
			Additional			value and	Total
		Share	paid-in	Retained	Treasury	other	shareholders’
CHF in millions	Note	capital	capital	earnings	stock	reserves*	equity

Balance at December 31, 2000		1 839	2 395	4 559	(1)	(222)	8 570

Effect of adopting IAS 39	35	–	–	(3)	–	101	98

Balance at January 1, 2001, restated		1 839	2 395	4 556	(1)	(121)	8 668

Translation adjustments	36	–	–	–	–	(64)	(64)

Fair value adjustments		–	–	–	–	(100)	(100)

Losses not recognized in income statement		–	–	–	–	(164)	(164)

Net income		–	–	4 964	–	–	4 964

Dividend relating to 2000	34	–	–	(809)	–	–	(809)

Puchase of treasury stock and options	33	–	–	–	(39)	–	(39)

Sale of treasury stock and options		–	–	–	38	–	38

Capital reduction	33	(589)	–	–	–	–	(589)

Balance at December 31, 2001		1 250	2 395	8 711	(2)	(285)	12 069

Translation adjustments	36	–	–	–	–	(18)	(18)

Fair value adjustments		–	–	–	–	(56)	(56)

Losses not recognized in income statement		–	–	–	–	(74)	(74)

Net income		–	–	824	–	–	824

Dividend relating to 2001	34	–	–	(728)	–	–	(728)

Share buy back	33	(125)	(1 823)	(2 316)	–	–	(4 264)

Purchase of treasury stock and options	33	–	–	–	(71)	–	(71)

Sale of treasury stock and options		–	–	–	72	–	72

Capital reduction	33	(529)	–	–	–	–	(529)

Balance at December 31, 2002		596	572	6 491	(1)	(359)	7 299

* See Note 36.

The accompanying notes form an integral part of these financial statements.

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Notes to the consolidated financial statements

1   Description of business and relationship with the Swiss Confederation

Description of business
Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne), and is 62.7% owned by the Swiss Confederation (Confederation). Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunication services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom’s major lines of business include Fixnet which comprises primarily national and international fixed-line voice telecommunications for residential customers and a range of Wholesale network services which Swisscom offers to other national and international telecommunications providers; Mobile, which comprises mobile telephony and other mobile telecommunication services; Enterprise Solutions, which comprises primarily national and international fixed-line voice telecommunications for business customers together with leased lines and managed bandwidth services and integrated corporate communications solutions; debitel, which is the largest network-independent mobile service provider in Germany and sells primarily standardized products and services for private customers as well as small and medium-sized business customers in the mobile communications market.

Relationship with the Confederation
The Confederation is the majority shareholder of Swisscom. The "Telekommunikationsunternehmungsgesetz" (TUG) states that the Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decision at share-holders’ meetings including the election of the members of the Board of Directors and the approval of dividend payments.

Transactions with the Confederation
Swisscom supplies telecommunication services to and acquires services from various departments and agencies of the Confederation. All such transactions are made within normal customer/supplier relationships on terms and conditions no more favorable than those available to other customers and suppliers. In aggregate, the departments and agencies of the Confederation comprise one of Swisscom’s largest customers.

In providing services to the departments and agencies of the Confederation, Swisscom deals with them as separate customers. Services provided to any one governmental department or agency or in total do not represent a significant component of Swisscom’s revenues.

2     Summary of significant accounting policies

Basis of presentation
The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with the legal provisions of the Swiss Code of Obligations. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below. For example, trading and available-for-sale investments and derivative financial instruments are shown at fair value.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions Swisscom may undertake in the future, actual results ultimately may differ from those estimates.

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Principles of consolidation
The consolidated financial statements of Swisscom include the operations of Swisscom AG and all its direct and indirect subsidiaries which Swisscom AG controls by more than 50% of the votes.

Investments and joint ventures where Swisscom exercises significant influence but does not have control are accounted for using the equity method. Under the equity method, investments are disclosed as investments in affiliated companies and presented at their fair value as of the date of acquisition adjusted for Swisscom’s share in earnings (losses) resulting after the date of acquisition.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 41.

Subsidiaries and investments acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition and excluded from the date of sale respectively.

All intercompany balances, transactions and intercompany profits are eliminated on consolidation.

Significant balances and transactions with investments and joint ventures accounted for using the equity method are separately disclosed as items with affiliated companies.

Goodwill and other intangible assets

Goodwill
Differences between the purchase price of acquisitions and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill is amortized on a straight-line basis over their estimated useful life of 5 to10 years.

Research and development
Research and development expenditure is recognized as an expense as incurred.

Software development costs
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by Swisscom and have probable future economic benefits are recognized as intangible assets and amortized using the straight-line method over their estimated useful life of 3-5 years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Other intangible assets
Other intangible assets, which comprise primarily mobile license fees are capitalized at cost and amortized using the straight-line method over the life of the license, starting when the network becomes operational.

Impairment of intangible assets
If there is an indication that the carrying value of an intangible asset, including goodwill, may be impaired, Swisscom determines the estimated recoverable amount. If the recoverable amount of the asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount, with the difference representing an impairment charge. See Note 25.

Foreign currency translation
Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Assets and liabilities in foreign currencies are translated into Swiss Francs at year end exchange rates; gains and losses are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Assets and liabilities of subsidiaries and affiliated companies accounted for using the equity method reporting in currencies other than Swiss francs are translated at the rates of exchange prevailing at balance sheet date. Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entities and translat-

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Notes to the consolidated financial statements

ed at the rate prevailing at balance sheet date. Income, expenses and cash flows are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders’ equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as part of the gain or loss on sale.

Cash and cash equivalents
Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, as well as short-term money market investments with original maturity dates of three months or less.

Financial assets
Investments are classified as trading, available-for-sale or loans and receivables originated by the enterprise. All purchases and sales of investments are recognised on the trade date, which is the date that Swisscom commits to purchase or sell the asset. Cost of purchase includes transaction costs. Management determines the appropriate classification of its investments at the time of the purchase and reevaluates such designation on a regular basis.

Available-for-sale investments
Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value. Fair value is determined by reference to stock exchange quoted bid prices or other market prices. Realized gains and losses arising from changes in the fair value of available-for-sale investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recorded directly to equity as fair value reserve until the investment is sold or impaired. If there is an indication that the carrying amount is greater than the recoverable amount, Swisscom estimates the recoverable amount of that asset. If the recoverable amount is below the carrying amount, Swisscom recognizes an impairment loss. The cumulative net loss that had been recognized directly in equity is removed from equity and recognized in the income statement. When available-for-sale investments are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investments securities.

Loans and receivables originated by the enterprise
Loans originated by Swisscom by providing money directly to the borrower or to a sub-participation agent at draw down are categorized as loans originated by Swisscom and are carried at amortized cost. Originated loans and receivables comprise term deposits with maturity dates greater than three months and less than one year. Loans receivable without a fixed maturity are carried at cost.

Trade accounts receivable
Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when recognized.

Inventories
Inventories consist primarily of customer premises equipment for resale and supplies used in constructing and maintaining the network. Inventories are valued at the lower of cost and net realizable value using the weighted average method. Allowances are made for obsolete and slow-moving items. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Property, plant and equipment
Land, buildings, machinery and equipment are recorded at cost less accumulated depreciation.

Leasehold improvements are depreciated over the shorter of their estimated useful life and the remaining term of the lease.

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Repairs and maintenance are expensed as incurred while major renovations and improvements are capitalized as property, plant and equipment and depreciated over their estimated useful lives. Borrowing costs incurred during the construction of property, plant and equipment are expensed as incurred.

Depreciation is computed using the straight-line method based on estimated useful lives:

Years

Buildings	15–40

Cable and ducts	14–20

Transmission equipment	4–12

Switching equipment	8–10

Customer premises equipment	4–10

Broadcasting equipment and other network assets	3–10

Vehicles	5–7

Machinery, office and auxiliary equipment	4–15

Information technology equipment	3–5

Software for technical equipment	3

Leases
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases are recorded at amounts equivalent to the estimated net present value of the future minimum lease payments which approximate the fair value at the inception of the lease. The estimated net present value of the future minimum lease payments are recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. Gains on sale and leaseback transactions resulting in finance leases are deferred and amortized over the term of the lease, losses on sale and leaseback transactions are immediately recognized. Gains and losses on sale and leaseback transactions resulting in operating leases are recognized immediately.

Impairment of property, plant and equipment
Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

Provisions
Provisions are recognized when Swisscom has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

Employee leave entitlement
Employee entitlements to annual leave, overtime and length-of-service awards are recognized as they accrue to employees. A provision is made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

Termination benefits
Costs relating to special termination plans for the reduction of excess staffing are recorded in the income statement in the period management commits itself to a plan and it is probable that a liability has been incurred and the amount can be reasonably estimated. Such benefits are recognized only after an appropriate public announcement has been made specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs
Swisscom has a legal obligation to dismantle transmitter stations and to restore the property owned by third parties on which the stations are situated. The cost associated with the dismantlement of these sites is recorded under property, plant and equipment and depreciated over the life of the asset. The total provision required, to dismantle and restore these sites, discounted to its present value, is recorded under accrued liabilities.

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Notes to the consolidated financial statements

Revenue recognition
Revenue consists principally of monthly subscription fees charged for providing access services, revenue from installation and connection fees, charges to customers for making calls from the fixed and mobile networks, revenue generated by Swisscom’s business numbers, including charges for Internet services, revenue from providing network services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of equipment.

Revenue from subscription fees is recognized ratably over the subscription period. Revenue from installation and connection activities is recognized at the time of installation or connection, as the direct costs associated with these activities exceed the revenue.

Revenue from telephony is recorded at the time the call is made. Revenue from prepaid call cards is deferred and recognized at the time the customer makes a call. Revenue from leased lines is recognized over the rental period.

Revenue from the sale of equipment is recognized at the point of sale. Revenue from the maintenance of equipment is recognized ratably over the life of the contract.

When Swisscom acts as principal in a transaction, revenue is recorded on a gross basis. However, when Swisscom acts as an agent or broker on behalf of third parties, revenue is reported net of direct costs.

Revenue received in advance
Revenue received in advance consists of rentals of private branch exchange systems received from customers in advance and prepaid telephone cards. Such revenue received in advance is deferred and recognized when services are provided.

Capitalized cost
Swisscom’s consolidated statement of operations is prepared using the nature of expense method commonly used in Switzerland. Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are classified in the statement of operations as other operating income with a corresponding amount included in expenses such that the net effect on income is zero.

Stock-based compensation
Compensation cost for shares issued to employees, Executive Board and Board of Director members is measured at the date of transaction, being the date the shares are issued, as the excess of the quoted market price of Swisscom’s stock over the purchase price. These costs are recorded as personnel expenses in the period the distribution is approved.

Stock options and stock appreciation rights are valued at market value on the grant date and recorded the expense over the vesting period under personnel expenses, with the effect that personnel expenses reflect all costs of compensating employees and members of the board. There is no effect on the income statement when the options are exercised.

Retirement benefits
The majority of Swisscom’s employees are covered by defined benefit pension plans.

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. The cost and obligations resulting from the sponsoring of this defined benefit plan are determined on an actuarial basis using the projected unit credit method which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at December 31, 2002. Current service costs are charged to income in the periods in which the services are rendered. The effects of changes in actuarial assumptions are systematically charged or credited to income over a period approximating the average expected remaining working lives of participating employees. The portion of actuarial gains and losses recognized is defined as the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) or 10% of the fair

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value of any plan assets at that date. Past service cost attributable to plan amendments is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment is immediately recognized.

Customer acquisition costs
Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission that is payable is dependent on the type of new subscription package. Customer acquisition costs are recorded immediately in the income statement.

Income taxes
Deferred income taxes are determined using the comprehensive liability method whereby deferred income tax is recognized on all temporary differences. Temporary differences between the carrying value of an asset or liability used for tax purposes and that used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the asset is realized or the liability is settled. The deferred tax assets or liabilities are disclosed as long-term assets or liabilities with those changes being recorded in the income statement or directly to statement of shareholder’s equity. Deferred tax assets are recognized if it is probable that benefits will be realized in the future.

Related parties
AGI Holding Ltd. holds 28,9% of Swisscom IT Services AG. The shareholders of AGI Holding AG comprise eight cantonal banks, which are considered related parties under IFRS. Swisscom IT Services AG renders IT services to these banks. See Note 4.

Vodafone plc. holds 25% of Swisscom Mobile AG and is therefore a related party. Swisscom rendered Services to and bought services from Vodafone plc. at arms length.

Swisscom holds through debitel 21.5% of DANGAARD Telecom Holding A/S ("Dangaard"), a distributor of mobile equipment. debitel delivered prepaid products and hardware to Dangaard and made payments for Dangaard’s logistics services as well as commissions for hardware and advertising-cost refunds. These services were provided at arms length.

Earnings per share
Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of shares outstanding excludes any treasury shares. Diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding is increased to include the number of additional shares that would have been outstanding if dilutive potential shares had been issued.

Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3	Financial risk management

Swisscom’s activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. Swisscom’s overall risk management program seeks to minimise potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group’s commercial activities.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. Group Treasury has guidelines approved by the Board of Directors for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk management, cash management, interest rate risk, credit risk, use of counterparties, use of derivative financial instruments and investing excess liquidity.

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Notes to the consolidated financial statements

Foreign exchange risk
Swisscom is exposed to foreign exchange risk, being the transaction risk arising from various currency exposures primarily with respect to USD and EUR. The transaction risk is the risk arising due to currency fluctuations between the date of agreement and the actual cash flow. Swisscom uses various forward exchange contracts and options to hedge their exposure to foreign currency. Swisscom hedges its long-term leasing commitments in USD. Hedge accounting is applied where appropriate.

Interest rate risk
Swisscom is subject to interest rate risks due to fluctuations in market rates. Swisscom’s cash balances on the money market are exposed to interest rate risk arising from changes in interest rates, which may have a negative impact on net income. Substantially all of Swisscom’s long-term debt is in the form of fixed-rate Swiss franc loans with original maturities of up to 5 years. Accordingly, movements in interest rates could lead to fluctuations in the fair-value of such debt instruments. Swisscom hedges the interest rate risk arising from its long-term leasing commitments with interest rate derivatives.

Credit risk
Swisscom has no significant concentrations of credit risk. The group has policies in place to ensure that sales of products and services are made to customers with an appropiate credit history. Swisscom has also policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk
Liquidity risk includes the risk that, as a result of liquidity requirements in the future, Swisscom will be forced to sell financial assets or derivative positions at a potentially unfavorable value or may be unable to exit these positions at all, or Swisscom will have insufficient funds to settle a transaction on the due date. Short term liquidity risk is defined as the risk that a certain level of cash or cash equivalents is not available. Long term liquidity risk is defined as the risk that Swisscom is not able to access the financial markets in order to raise debt.

Accounting for derivative financial instruments
Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Changes in the fair value of derivative instruments that do not qualify for hedge accounting under IAS39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted transaction ultimately is recognised in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

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Swisscom documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value estimation
The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates and market rates at the balance sheet date. The fair value of foreign exchange options is determined using option pricing models.

4	Net revenue

CHF in millions	2001	2002

Fixnet	4 921	4 888

Mobile	3 127	3 255

Enterprise Solutions	1 486	1 365

debitel	3 808	4 111

Other	742	833

Corporate	90	74

Total net revenue	14 174	14 526

The revenue of Swisscom IT Services AG from eight cantonal banks, which qualify as related parties, totalled CHF 174 million in 2002.

5	Other operating income

CHF in millions	2001	2002

Capitalized cost	147	139

Gain on sale of property, plant and equipment	42	14

Other	24	113

Total other operating income	213	266

Capitalized cost includes labour costs related to the construction of buildings and technical equipment and the development of software with no interest allocation included.

In 2002 other income includes CHF 70 million resulting from the elimination of a liability, which was established in 1997 for payments to a third party. This liability is no longer legally owed, as the rights to payment expired in 2002.

6	Goods and services purchased

CHF in millions	2001	2002

Raw material, supplies and services purchased	137	140

Customer premises equipment	973	1 240

National traffic fees	533	563

International traffic fees	793	780

Network fees for debitel and other international subsidiaries	2 071	2 235

Services purchased from affiliated companies	6	1

Total goods and services purchased	4 513	4 959

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Notes to the consolidated financial statements

7	Personnel expenses

CHF in millions	2001	2002

Salaries and wages	1 796	1 952

Termination benefits	92	92

Social security expenses	176	203

Pension cost. See Note 9.	252	203

Employee stock ownership program. See Note 8.	38	39

Other personnel expenses	107	104

Total personnel expenses	2 461	2 593

Employees who meet certain criteria relating to age and number of years of service, who are identified as being redundant, are entitled to transfer to WORK_LINK AG, an entity that operates external job placement programs. Employees born between 1946 and 1950, who have worked with Swisscom since January 1, 1989 or before, are guaranteed a salary at WORK_LINK until they reach 60. Certain employees, who meet one but not both of these criteria, are guaranteed a salary for a maximum period of 24 months.

WORK_LINK tries to hire these employees out on a temporary basis. The employees receive a minimum of 50% of their final salary that they had received from Swisscom, irrelevant of how many hours they work. The payment to these employees of CHF 17 million in 2001 and CHF 24 million in 2002 is included in salaries and wages as earned. The average number of employees in this program in 2001 and 2002 is 176 and 252 respectively.

Termination benefits
Measures initiated by Swisscom to reduce headcount, which include severance payments and an outplacement program, resulted in total termination charges of CHF 92 million in 2001 and CHF 92 million in 2002.

The costs of the program include the following:

CHF in millions	2001	2002

Severance	50	–

Outplacement program	36	94

Revision of prior provision	6	(2)

Total termination benefits	92	92

In 2000, Swisscom announced plans to reduce its workforce between 2001 and 2003 through the elimination of approximately 3,000 positions and the outsourcing of a comparable number of employees. Swisscom negotiated a new social plan with the unions, which was introduced effective January 1, 2001, and is applicable for these workforce reductions.

The severance expense relates to a voluntary plan that was established in 2001 for certain employees born between 1946 and 1950. Commencing with their 55th birthday, the employees that entered into an agreement with Swisscom prior to December 31, 2001 will work either full-time for a period of 2.5 years or 80% for a period of three years. At which point they will be terminated and will continue to be paid for a further 2.5 years and 2 years respectively. A total of 275 employees participated in this program in 2001 and an expense of CHF 50 million was recorded. This represents the discounted present value, using a rate of 2.5%, of the amount that will be paid to employees over the period they will not provide service to Swisscom.

In the outplacement program, the employees are trained for new jobs and receive assistance in finding employment outside of Swisscom. However, the employees remain eligible for other jobs within Swisscom. Employees aged 50 and over are entitled to stay 18 months, all other employees for a maximum period of 12 months. In 2001, 432 employees participated in this program, of which 378 had left Swisscom by the end of 2002. In 2002, 1,074 employees participated in the program, of which 104 had left Swisscom by the end of 2002. In connection with this program, Swisscom incurred expenses of CHF 36 million in 2001 and CHF 94 million in 2002. The amount of the expense represents the cost that is expected to be incurred relating only to those employees that are not expected to continue working with Swisscom.

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8	Stock based compensation

Stock issuance
In March 2001, the Board of Directors approved the issuance of four free shares to its employees and 68,887 shares were issued in May 2001. The related cost of CHF 28 million, including social security expenses of CHF 3 million, has been recorded within personnel expenses.

In March 2002 the Board of Directors approved the issuance of up to10 shares at a special price of CHF 240 to its employees. In April 2002, 119,372 shares were issued. The related cost of CHF 34 million, including social security expenses of CHF 3 million has been recorded within personnel expenses.

Stock options and stock appreciation rights
Stock options and stock appreciation rights are valued at market value on the grant date and recorded over the full vesting period under personnel expenses.

Leverage Executive Asset Plan and SuperShare Plan
In conjunction with the initial public offering in October 1998, Swisscom issued shares to management and employees pursuant to three leveraged share ownership plans. The Leveraged Executive Asset Plans provided enhanced stock appreciation rights ("LEAPs'") to middle and upper management, Executive Board and Board of Director members. Under these LEAPs, eligible participants purchased shares in the global offering at the initial public offering price. Such shares contain appreciation rights whereby if the market price of a share at the end of five years is equal to or greater than the base appreciation price, the participant will receive additional shares with a market value equal to a multiple of the increase over the base appreciation price. Each LEAP has different vesting periods, with all appreciation rights being vested 5 years from the issuance date. Included in this program are 23,276 shares issued to employees under a SuperShare Plan that have the additional benefit that if the market price of a share at the end of five years is equal to or less than the initial public offering price, the shares will be automatically resold to Swisscom at a price equal to the initial public offering price. The costs for these stock appreciation rights are recognized over the vesting period.

Swisscom approved the issuance of an additional Leveraged Executive Asset Plan for its Board of Directors in 2000 and to its Executive Board in 2001. In 2001 25% of the Board of Directors’ compensation and of the Executive Board’s bonus was paid in LEAP’s. In 2002 25% of the Executive Board’s bonus was paid in LEAP’s. Each LEAP provides stock appreciation rights whereby if the market price of a share during the exercise period is equal to or greater than the base appreciation price during the exercise period, the participant will receive additional shares. Each LEAP vests immediately at grant date. Swisscom issued 2,710 and 0 stock appreciation rights to the Board of Directors and 5,740 and 5,620 stock appreciation rights to the Executive Board in 2001 and 2002, respectively.

Management Incentive Plan
In April 2001 the Board of Directors approved a Management Incentive Plan for all middle and upper management. Under the terms of the plan eligible employees have the option to receive 25% of their bonus in the form of shares and share options ("MIP package"). Each MIP package comprises one Swisscom share and 1,000 call options, where 100 options give an entitlement to one Swisscom share at the strike-price. The strike price is the simple arithmetical average of the closing price on the five consecutive business days prior to the payment of the bonus. The MIP package is valid for five years from the date of allotment of the respective packages. The options vest immediately on allotment of the MIP package. After a blocking period of 3 years from the date of allotment, the options can be exercised in the remaining 2 year period. When the MIP package period expires, options not exercised at that date expire without compensation. In 2001 and 2002, Swisscom issued 52,690 and 56,560 stock options under this plan.

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Notes to the consolidated financial statements

Movements in the number of stock options and stock appreciation rights outstanding were as follows:

	2001	2002

At beginning of year	253 664	312 173

Granted	61 140	62 180

Lapsed	(2 631)	(8)

At end of year	312 173	374 345

Vested options and appreciation rights totaled 302,621 at December 31, 2001 and 364,793 at December 31, 2002. All options and appreciation rights issued in conjunction with Swisscom’s public offering in October 1998 are automatically exercised in 2003.

9	Retirement benefits

Swisscom made several amendments to comPlan in 2001. The most significant amendment related to how the benefits will be determined for employees born in 1957 or later. The determination of their benefits changed from a final salary basis to a cash balance plan that is dependent on employee contributions. At December 31, 2001, all eligible employees are entitled to the same benefits under the new plan as the old plan. As this benefit is not effected by anticipated employee turnover, the present value of the obligation increased by CHF 55 million of which CHF 45 million was immediately vested and therefore recognized as an expense. In addition, the present value of obligations increased by CHF 26 million for other changes to the plan.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation. Swisscom must pay the Pensionskasse des Bundes (PKB) the difference between the return on plan assets and the Government prescribed discount rate that is increased by an account maintenance fee. At December 31, 2002, included in the present value of obligations is CHF 352 million for these retired employees. The liability was determined based on an assumed payment of 1% over the life of the retired employees whose present value obligation that will be paid by PKB is CHF 3,888 million. Differences between the actual and estimated payments are deferred as part of the actuarial gain or loss.

Net periodic pension cost of the plan in Switzerland includes the following components:

CHF in millions	2001	2002

Current service cost	154	178

Interest cost	258	261

Expected return on plan assets	(213)	(248)

Past service cost	53	12

Net periodic pension cost	252	203

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The status of the pension plan in Switzerland is as follows:

CHF in millions	2001	2002

Amounts recognized in the balance sheet

Present value of funded obligations	6 316	6 726

Fair value of plan assets 1)	(4 562)	(4 559)

Benefit obligation in excess of plan assets	1 754	2 167

Unrecognized actuarial losses	(404)	(946)

Unrecognized prior service cost	(132)	(120)

Liability in the balance sheet	1 218	1 101

CHF in millions	2001	2002

Movement in the liability recognized in the balance sheet

At beginning of year	1 925	1 218

Net periodic pension cost	252	203

Contributions paid	(962)	(320)

Acquisition of subsidiaries	3	–

At end of year	1 218	1 101

Less current portion 2)	(28)	–

Long-term accrued pension cost	1 190	1 101

1) Pension plan assets include Swisscom shares with a fair value of CHF 9.5 million (2001) and CHF 7.0 million (2002).
2) The current portion represents the payments that Swisscom will make to the pension plan within 12 months of the balance sheet date relating to early retirement benefits.

The following weighted average assumptions were used in accounting for the defined benefit plan:

	2001	2002

Discount rate	4.25%	3.90%

Rate of increase in future compensation levels	3.10%	3.10%

Expected long-term rate of return on plan assets	5.50%	5.50%

The actual return on plan assets was a loss of CHF 158 million in 2001 and a loss of CHF 195 million in 2002.

The pension plans outside of Switzerland are insignificant.

10 Other operating expenses

CHF in millions	2001	2002

Rent	239	250

Repairs and maintenance	312	264

Loss on disposal of fixed assets	119	67

Energy	52	59

Information technology costs	195	224

Advertising and promotion	448	393

Commissions	715	648

Contractors and consultancy expenses	333	300

General and administration	241	240

Miscellaneous operating expenses	350	382

Total other operating expenses	3 004	2 827

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Notes to the consolidated financial statements

11 Gain on sale of real estate

In March 2001 Swisscom entered into two agreements for the sale of real estate. The first relates to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerns the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space.

The first transaction was completed on April 1, 2001 and the second on June 19, 2001. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions, was CHF 807 million. See Note 28. A number of the leaseback agreements were finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. See Note 31. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which qualify as operating leases. The present value of the future payments under the finance lease is CHF 746 million and has been included both as a fixed asset and as a lease obligation.

12 Gain on partial sale of Swisscom Mobile AG

In November 2000 Swisscom entered into an agreement with Vodafone plc. ("Vodafone") for the sale of 25% of the equity of the Swisscom mobile business for CHF 4.5 billion. Effective January 1, 2001 Swisscom transferred the net assets of its mobile business to Swisscom Mobile AG.

The sale was completed on March 30, 2001 when 25% of the shares of Swisscom Mobile AG were issued to Vodafone through a capital increase. In accordance with the agreement, Vodafone paid the first instalment of CHF 2,200 million on closing; CHF 25 million in cash and CHF 2,175 million in shares of Vodafone. Prior to closing, Swisscom entered into an amendment to the sales agreement with Vodafone for the subsequent sale of these shares. In accordance with this amendment the shares were sold on the closing date of the transaction and Swisscom received cash of CHF 2,067 million, net of a transaction fee of CHF 108 million. In a further amendment to the sales agreement, Vodafone gave up their right to issue shares for the second instalment of CHF 2,300 million (plus interest) and agreed to pay Swisscom CHF 2,250 million (plus interest) in cash. This payment was made on September 27, 2001. The payment of CHF 50 million of interest in cash was recorded in interest income. Swisscom recorded a pre-tax gain on the sale, less transaction costs of CHF 168 million, of CHF 3,837 million, calculated as follows:

CHF in millions

Transaction proceeds, gross	4 450

Transaction expenses

Cost of sale of Vodafone shares	(108)

Stamp duty	(45)

Other transaction expenses	(15)

Proceeds of transaction, net	4 282

25% carrying value of the net assets	(445)

Transaction gain	3 837

For information on the tax impact of this transaction, see Note 16.

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13 Financial expense

CHF in millions	2001	2002

Interest on debt and finance lease obligations	288	246

Present value adjustment on accrued liabilities	29	26

Write off of loans receivable from affiliated companies	212	1

Loss on disposal of debitel shares	–	13

Fair value losses on financial instruments. See note 35.

Available-for-sale investments	229	152

Derivative financial instruments not qualifying as hedges	21	–

Foreign exchange (gains) losses	(10)	71

Other financial expenses	2	8

Total financial expense	771	517

Swisscom had an equity method investment in UTA Telekom AG (UTA). The carrying value of the investment at January 1, 2001 was CHF 51 million. During 2001, UTA incurred losses and Swisscom’s investment was written down to zero. These losses were recorded under equity in net income of affiliated companies (see Note 24). Swisscom and UTA’s other major shareholder, Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB) were responsible for funding UTA’s operations.

At December 31, 2001, Swisscom had a loan outstanding to UTA of CHF 199 million. In December 2001, Swisscom decided that it would not provide any additional funding and also concluded that the loan was not collectable. In January 2002, Swisscom forgave the loan and sold its shares in UTA to VTÖB for EUR 1. In turn, Swisscom had no further obligations to UTA or any of the other shareholders.

In 2002, Swisscom sold 2% of the outstanding debitel shares to Electronic Partner (EP) as consideration for exclusive distribution rights of debitel’s products and recorded a CHF 13 million loss on this transaction. See note 25.

In 2001 the fair value loss on derivative financial instruments not qualifying as hedges comprises the decline in value of Swisscom’s investment in Swiss International Airlines Ltd. ("Swiss") between commitment date and issuance date. See Note 26.

In 2001, the fair value loss on available-for-sale investments includes an impairment loss on Swisscom’s investment in Infonet Services Corp. ("Infonet") of CHF 219 million. In 2002, this includes an impairment loss on its investments in Infonet and Swiss of CHF 111 million and CHF 41 million respectively. See Note 26.

14 Financial income

CHF in millions	2001	2002

Interest	336	168

Dividends	6	8

Gain on transaction with AGI Holding AG. See Note 15.	72	–

Gain on cross-border tax lease transactions. See Note 27.	–	28

Other financial income	2	2

Total financial income	416	206

15 Acquisition of AGI IT Services AG

In September 2001, Swisscom concluded an agreement to transfer its IT business to a separate company, Swisscom IT Services AG and to acquire AGI IT Services AG. AGI IT Services AG, which was owned by eight cantonal banks, was one of the leading IT service providers to the financial services sector in Switzerland. The transaction took the form of an exchange of shares and closed in December 2001. Swisscom and AGI Holding AG have a 71.1% and a 28.9% interest respectively in Swisscom IT Services AG. The acquisition was accounted for using purchase accounting and Swisscom recorded a dilution gain of CHF 72 million and goodwill of CHF 102 million arising on the transaction.

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Notes to the consolidated financial statements

The fair value of the assets acquired and liabilities of AGI IT Services AG assumed were as follows:

CHF in millions

Trade accounts receivable	26

Other current assets	2

Property, plant and equipment	39

Goodwill	102

Other intangible assets	16

Trade accounts payable	(26)

Current tax liabilities	(2)

Other current liabilities	(9)

Accrued pension cost	(3)

Total purchase price	145

16 Income tax expense

CHF in millions	2001	2002

Current income tax expense	499	123

Deferred income tax (benefit) expense	(514)	238

Total income tax (benefit) expense	(15)	361

Current income taxes are calculated based on taxable income of the period and are accrued in the same period as the revenues and expenses to which they relate.

The income tax expense on income before income taxes, equity in net income of affiliated companies and minority interest is reconciled to the reported income tax expense as follows:

CHF in millions	2001	2002

Income before income taxes, equity in net income of affiliated companies and minority interest	5 155	1 395

Weighted average statutory tax rate	25%	23%

Income tax expense at the weighted average statutory tax rate	1 289	321

(Reduction) increase in income taxes resulting from

Gain on partial sale of Swisscom Mobile not taxable	(959)	–

Gain on partial sale of real estate partly not taxable	(126)	–

Effect of impairment of debitel	(155)	(46)

Amortization of goodwill	96	70

Effect on deferred taxes due to change in tax rate	–	115

Benefit on investments in affiliated companies	(49)	–

Effect of different tax rates in other countries	18	21

Income of subsidiary not taxable	(20)	(13)

Income not taxable	(13)	(3)

Other	(96)	(104)

Income tax (benefit) expense	(15)	361

The weighted average statutory tax rate includes both Federal, Cantonal and Local taxes. Taxable income in Switzerland is allocated among the cantons and each canton has its own tax rate. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 115 million.

In connection with establishing a separate legal identity for its mobile business – Swisscom Mobile AG – the parent company Swisscom AG recognized a gain for tax purposes on the assessed increase in value of its mobile business and in 2001 recorded a current tax expense. The increase in value was however included in the transfer of assets from the parent company to Swisscom Mobile AG and is recorded for tax purposes as an intangible

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asset. The intangible asset recorded by Swisscom Mobile AG will be amortized for tax purposes over four years. The gain that was recorded on the sale of shares received by Swisscom Mobile is, in effect, not subject to tax.

The increase in the fair value of the real estate between the date it was either bought or constructed and January 1, 1998 – date of privatization – is exempt from tax. The increase in the fair value of real estate after that date is taxable. The amount of tax expense recorded is based on management’s best estimates of the fair value of real estate at January 1, 1998 and is subject to agreement by the tax authorities and therefore the amount of the tax provision attributable to this gain could change.

Prior to the impairment, Swisscom’s tax basis of its investment in debitel exceeded its carrying basis by CHF 620 million and CHF 197 million in 2001 and 2002, respectively. Accordingly, the impairment charge for tax purposes exceeded that recorded in the consolidated financial statements and Swisscom recorded a tax benefit of CHF 155 million in 2001 and CHF 46 million in 2002.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Certain subsidiaries of Swisscom have unrecognised tax losses of CHF 1,914 million and CHF 2,009 million in 2001 and 2002, respectively for which no deferred tax asset is recognised in the balance sheet. These tax losses will largely expire after 2008.

As at December 31, 2001 and December 31, 2002 the tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

CHF in millions	2001	2002

Assets associated with

Accrued pension cost	127	119

Intangible assets	747	346

Other current and non-current assets	48	65

Tax losses	9	101

Total deferred tax asset	931	631

Liabilities associated with

Property, plant and equipment	(435)	(400)

Non-current financial assets	(31)	(23)

Trade accounts receivable and other current assets	(32)	(6)

Accrued liabilities	(14)	(21)

Other long-term liabilities	(75)	(67)

Total deferred tax liabilities	(587)	(517)

Net deferred tax assets	344	114

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	2001	2002

Deferred tax assets	811	410

Deferred tax liabilities	(467)	(296)

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Notes to the consolidated financial statements

The movement in deferred tax assets and liabilities (prior to offsetting) during the period is as follows:

CHF in millions	Intangible assets	Accrued pension cost	Tax loss	Other	Total

Deferred tax assets

At December 31, 2001	747	127	9	48	931

Charged (credited) to income statement	(401)	(8)	92	16	(301)

Acquisition of subsidiary	–	–	–	1	1

At December 31, 20012	346	119	101	65	631

CHF in millions	Property plant and equipment	Accrued liabilities	Other long-term liabilities	Other	Total

Deferred tax liabilities

At December 31, 2001	435	14	75	63	587

Charged (credited) to income statement	(35)	7	(8)	(27)	(63)

Credited to equity	–	–	–	(7)	(7)

At December 31, 2002	400	21	67	29	517

17 Earnings per share

Income available to shareholders used in calculating both basic and diluted earnings per share is Swisscom’s reported net income for each year.

Basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Swisscom and held as treasury shares. The basic earnings per share are calculated as follows:

	2001	2002

Net income (CHF in millions)	4 964	824

Weighted-average number of ordinary shares in issue	73 543 972	67 647 928

Basic earnings per share (CHF)	67.50	12.18

The difference between basic and diluted weighted-average shares results from the assumption that dilutive stock options and appreciation rights outstanding were exercised. All outstanding stock appreciation rights were used for purposes of calculating the weighted-average shares outstanding as they had a dilutive effect. The purchased call options were not included in calculating dilutive earnings per share as their effect was an-tidilutive. The diluted earnings per share is calculated as follows:

	2001	2002

Net income (CHF in millions)	4 964	824

Weighted-average number of ordinary shares in issue	73 543 972	67 647 928

Adjustment for stock options and appreciation rights	43 747	70 132

Weighted-average number of ordinary shares for diluted earnings per share	73 587 719	67 718 060

Diluted earnings per share (CHF)	67.46	12.17

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18 Cash and cash equivalents

CHF in millions	2001	2002

Cash deposits	918	988

Term deposits	2 870	694

Total cash and cash equivalents	3 788	1 682

The weighted average effective interest rate on short-term deposits was 2.77% in 2001 and 1.67% in 2002. The average maturity for these deposits was 9 days in 2001 and 8 days in 2002.

19 Current financial assets

		Available-	Derivative
	Loans and	for-sale	financial
CHF in millions	receivables	investments	instruments	Total

Balance at January 1, 2001	50	67	121	238

Additions	4 556	196	–	4 752

Disposals	(1 656)	(37)	–	(1 693)

Translation adjustments	–	(5)	–	(5)

Revaluation deficit included in equity. See Note 36.	–	(4)	(7)	(11)

Revaluation surplus / (deficit) included in income statement	–	(1)	36	35

Balance at December 31, 2001	2 950	216	150	3 316

Additions	135	48	–	183

Disposals	(3 011)	(68)	–	(3 079)

Interest	(16)	–	–	(16)

Translation adjustments	–	(5)	–	(5)

Revaluation deficit included in equity. See Note 36.	–	(29)	(8)	(37)

Revaluation surplus / (deficit) included in income statement	(3)	(4)	(70)	(77)

Balance at December 31, 2002	55	158	72	285

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward foreign exchange contracts.

20 Trade accounts receivable

CHF in millions	2001	2002

Trade accounts receivable, gross	2 841	2 711

Allowance for bad debts	(316)	(293)

Total trade accounts receivable, net	2 525	2 418

21 Inventories

CHF in millions	2001	2002

Raw material and supplies	114	77

Customer premises equipment for resale	187	148

Total inventories, gross	301	225

Allowance for obsolete and slow-moving items	(49)	(45)

Total inventories, net	252	180

22 Other current assets

CHF in millions	2001	2002

Other receivables and accrued income	441	389

Receivables from affiliated companies	31	47

Withholding tax	13	12

Interest receivable	8	2

Total other current assets	493	450

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Notes to the consolidated financial statements

23 Property, plant and equipment

			Vehicles
	Land and	Technical	and other
CHF in millions	Buildings	equipment	equipment	Total

At cost

At December 31, 2000	6 104	21 351	1 934	29 389

Acquisition of subsidiary	–	–	55	55

Disposals of subsidiaries	–	(107)	(7)	(114)

Additions	28	797	246	1 071

Sale and leaseback *	239	–	–	239

Disposals	(2 999)	(1 360)	(287)	(4 646)

Reclassifications	(22)	99	(89)	(12)

Translation adjustments	–	–	(4)	(4)

At December 31, 2001	3 350	20 780	1 848	25 978

Acquisition/disposals of subsidiaries, net	3	–	6	9

Additions	3	782	300	1 085

Disposals	(19)	(644)	(229)	(892)

Reclassifications	(120)	(283)	406	3

Translation adjustments	–	(5)	(1)	(6)

At December 31, 2002	3 217	20 630	2 330	26 177

Accumulated depreciation

At December 31, 2000	3 734	14 585	1 124	19 443

Disposals of subsidiaries	–	(107)	5	(102)

Additions	76	1 327	299	1 702

Disposals	(1 651)	(1 248)	(262)	(3 161)

Reclassifications	(3)	30	(33)	(6)

Translation adjustments	–	–	(2)	(2)

At December 31, 2001	2 156	14 587	1 131	17 874

Acquisition/disposals of subsidiaries, net	2	–	4	6

Additions	48	1 255	275	1 578

Disposals	(13)	(596)	(205)	(814)

Reclassifications	(75)	(121)	196	–

Translation adjustments	–	(1)	(2)	(3)

At December 31, 2002	2 118	15 124	1 399	18 641

Net book value

At December 31, 2000	2 370	6 766	810	9 946

At December 31, 2001	1 194	6 193	717	8 104

At December 31, 2002	1 099	5 506	931	7 536

* Swisscom entered in 2001 into transactions to sell real estate which are shown as a Sale-and-Leaseback. See Note 11. When entering into these transactions, Swisscom adjusted the carrying value of the assets to the selling price by CHF 239 million. The gain is deferred and amortized over the individual lease terms. See Note 31.

Included within property, plant and equipment are the following:

CHF in millions	2001	2002

Assets under construction	264	200

Technical equipment acquired under finance leases

At cost	573	567

Accumulated depreciation	(284)	(342)

Net book value	289	225

Buildings relating to the sales leaseback

At cost	1 185	1 185

Accumulated depreciation	(454)	(474)

Net book value	731	711

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24 Investments in affiliated companies

		Goodwill from	Total
	Equity in	investments in	investments in
	affiliated	affiliated	affiliated
CHF in millions	companies	companies	companies

Net book value

At December 31, 2000	400	112	512

Additions	123	1	124

Dividends received	(46)	–	(46)

Equity in net result of operations	115	(54)	61

Disposals	(76)	–	(76)

Impairment	–	(30)	(30)

Gain on disposal	1	–	1

Translation adjustments	57	–	57

At December 31, 2001	574	29	603

Additions	31	6	37

Dividends received	(1)	–	(1)

Equity in net result of operations	100	(1)	99

Disposals	(8)	(34)	(42)

Gain (loss) on disposal	(11)	7	(4)

Translation adjustments	(1)	–	(1)

At December 31, 2002	684	7	691

The gross amount of goodwill was CHF 176 million and CHF 8 million at December 31, 2001 and 2002, respectively.

Equity in net income of affiliated companies

CHF in millions	2001	2002

Equity in net result of operations	61	99

Gain (loss) on disposals	1	(4)

Impairment of investment in affiliated companies	(30)	–

Total equity in net income of affiliated companies	32	95

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Notes to the consolidated financial statements

Year ended December 31, 2001

Additions
In 2001, total additions to investments in affiliated companies of CHF 124 million comprises primarily a capital increase and the conversion of a loan into equity at AUCS.

Equity in net result of operations
Equity in net result of operations in 2001 comprises primarily the gain of AUCS (see below) and Swisscom’s share of net income from Cesky Telekom offset by Swisscom’s share of losses incurred by UTA. See Note 13.

In 1999 Unisource and its shareholders’, which includes Swisscom, entered into an agreement whereby Infonet managed the AUCS business for a three-year period ending October 2002. Under the terms of various agreements, Unisource was required to provide certain services to Infonet during this three-year period. Unisource and its shareholders’ entered into an agreement with Infonet, whereby they will settle any losses incurred by AUCS during that three-year period, and will pay a bonus to Infonet, if the AUCS losses remain under an agreed limit. Swisscom’s share of the minimum loss is CHF 157 million. Swisscom’s share of the consideration for this transaction was the purchase from Infonet of 15.9 million of its Class B shares shortly before its initial public offering at a price below fair value. Based on the offering price, these shares of Infonet were worth CHF 530 million and Swisscom paid CHF 21 million. Swisscom’s share of the potential gain on this transaction of CHF 352 million, representing the gain on the shares purchased of CHF 509 million less the minimum future losses of AUCS of CHF 157 million that have been guaranteed, has been amortized into income over the three-year period. Swisscom’s investment in Infonet is included within other financial assets. See Note 26.

Impairment
In 2000, Swisscom acquired shares in three subsidiaries of tamedia AG. These three companies provided platforms for auctioning and classified personal ads. In connection with this transaction, Swisscom recognized goodwill of CHF 79 million. At the end of March 2001, two of the internet platforms ceased operations. As a result Swisscom recognized an impairment to the goodwill relating to these two companies of CHF 30 million.

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Year ended December 31, 2002

Additions
Additions for 2002 of CHF 37 million comprise primarily an additional investment in AUCS.

Equity in net result of operations
Equity in net result of operations comprises primarily the gain on AUCS (see above) and Swisscom’s share of net income from Cesky Telecom, offset by Swisscom’s share of liquidation costs associated with AUCS.

The agreement between AUCS and Infonet expired in October 2002. Total losses for the three-year period incurred by AUCS were less than the minimum loss agreed at the outset by the AUCS shareholders and therefore the shareholders made an initial bonus payment of EURO 56 million (CHF 81 million) to Infonet. Swisscom’s share of this payment amounted to EUR 18.7 million (CHF 27 million). The final settlement will be made on completion of the liquidation of all the AUCS companies, which is expected in 2004. Swisscom has recorded its share of the remaining bonus that is expected to be paid under investments in affiliated companies. In addition, Swisscom has recorded its share of liquidation costs, which are expected to be incurred by AUCS and consist primilary of lease terminations and tax liabilities. Swisscom is jointly and severally liable with its other partner, Telia and Royal KPN, for all remaining costs in winding down the AUCS business.

Selected aggregated key data
The following schedule provides selected aggregated key data of Swisscom’s proportionate interest in joint ventures including AUCS, TelSource and UTA (2001). Other equity investments are insignificant.

CHF in millions	2001	2002

Income statement

Net revenue	292	65

Total operating expenses	(405)	(79)

Operating loss	(113)	(14)

Net (loss) income	(105)	93

Balance sheet

Current assets	137	23

Non-current assets	760	676

Current liabilities	157	36

Long-term liabilities	217	34

Shareholders’ equity	523	629

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Notes to the consolidated financial statements

25 Goodwill and other intangible assets

CHF in millions	Goodwill	Internally generated intangible assets	Other intangible assets	Total

At cost

At December 31, 2000	3 213	74	213	3 500

Additions	–	97	66	163

Disposals	–	–	(13)	(13)

Acquisitions	1 031	17	15	1 063

Disposals of subsidiaries	–	(7)	(4)	(11)

Reclassifications	–	22	(10)	12

Translation adjustments	(121)	(1)	(3)	(125)

At December 31, 2001	4 123	202	264	4 589

Additions	54	62	75	191

Disposals	(79)	(2)	(4)	(85)

Acquisitions	–	–	3	3

Reclassifications	–	14	(17)	(3)

Translation adjustments	(74)	(1)	(3)	(78)

At December 31, 2002	4 024	275	318	4 617

Accumulated amortization

At December 31, 2000	406	13	34	453

Amortization	390	44	38	472

Disposals	–	–	(6)	(6)

Disposals of subsidiaries	–	(5)	(2)	(7)

Impairment	1 130	–	–	1 130

Reclassifications	–	5	1	6

Translation adjustments	(18)	–	(3)	(21)

At December 31, 2001	1 908	57	62	2 027

Amortization	303	75	49	427

Disposals	(41)	(1)	(3)	(45)

Acquisition of subsidiaries	–	–	1	1

Impairment	702	–	–	702

Reclassifications	–	1	(1)	–

Translation adjustments	(38)	–	(1)	(39)

At December 31, 2002	2 834	132	107	3 073

Net book value

At December 31, 2000	2 807	61	179	3 047

At December 31, 2001	2 215	145	202	2 562

At December 31, 2002	1 190	143	211	1 544

In September 2001, Swisscom acquired AGI IT Services AG and recorded goodwill of CHF102 million. See Note 15.

The vast majority of Swisscom's goodwill relates to its 93.0% ownership of debitel, a network independent telecommunications company that provides mobile communications, fixed line and internet services. The acquisition of this interest has been made in various steps originating with a 74.2% interest in 1999 and an additional 20.0% in 2001, when Swisscom paid CHF 928 million, of which CHF 906 million was allocated to goodwill. An additional 0.8% was acquired in 2002. During 2002, Swisscom also sold 1,780,000, or 2.0%, of the outstanding debitel shares to Electronic Partner (EP) as consideration for exclusive distribution rights of debitel's products. This resulted in a reduction of goodwill and an increase in minority interest and other intangible assets and was based on the quoted market value of debitel's share on the day of the transaction. As the carrying value of Swisscom's investment that was sold exceeded the fair value of the shares sold, Swisscom recorded a CHF 13 million loss on the transaction. The goodwill of debitel is amortized on a straight-line basis over 10 years and at December 31, 2002 has a remaining life of approximately 7 years.

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As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system,UMTS, Swisscom recorded an impairment charge in 2001. As a result of a further decline in future expected growth in the mobile sector, Swisscom recorded an additional charge in 2002.

In 2001 and 2002, Swisscom recognized an impairment loss for the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75 % in 2002 that was determined using the Capital Asset Pricing Model. The increase in WACC was primarily attributable to an increase in risk associated with the achievability of the business plan. This methodology indicated that the value ascribed to Swiss-com’s share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million at December 31, 2001 and CHF 1,200 million compared to a carrying value of CHF 1,902 million at December 31, 2002. The difference of CHF 1,130 million and CHF 702 million was recorded as an impairment charge in 2001 and 2002, respectively.

Swisscom concluded that the methodology described above was a better indicator of value to determine impairment than the quoted stock price because only 5% of the shares trade. The quoted market price of debitel was CHF 28.2 (EUR19.1) a share at December 31, 2001 and CHF 10.7 (EUR7.4) at December 31, 2002. The per share value of the revised carrying amount at December 31, 2001 and 2002 is CHF 26.6 (EUR18) and CHF 14.5 (EUR10), respectively.

In October 2000, the Federal Communications Commission (ComCom) agreed to offer additional frequencies for the provision of mobile telephony services based on the GSM standard to Swisscom and its competitors, diAx and Orange. Swisscom paid CHF 70 million in connection with the application for this license, which was effective starting January 1, 2001 and is valid for seven years. In December 2000, Swisscom acquired a UMTS(Universal Mobile Telecommunication System) license for CHF50 million. The license took effect on January 1, 2002 and will be valid for 15 years.

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Notes to the consolidated financial statements

26 Non-current financial assets

CHF in millions	Available-for-sale investments	Loans and receivables originated	Financial assets from cross-border tax leases	Other financial assets	Total

At December 31, 2000	644	341	1 194	46	2 225

Adoption of IAS 39. See Note 35.	119	–	–	–	119

Balance at January 1, 2001, restated	763	341	1 194	46	2 344

Additions	84	135	77	8	304

Disposals	(35)	(146)	(2)	(27)	(210)

Translation adjustments	–	(7)	26	–	19

Write off of loans receivable	–	(212)	–	–	(212)

Reversal of revaluation surplus in equity	(119)	–	–	–	(119)

Revaluation deficit included in income
statement	(231)	–	–	–	(231)

At December 31, 2001	462	111	1 295	27	1 895

Additions	–	72	26	–	98

Disposals	–	(23)	(1)	(10)	(34)

Translation adjustments	–	–	(216)	–	(216)

Write off of loans receivable	–	(4)	–	–	(4)

Reversal of revaluation surplus in equity	(3)	–	–	–	(3)

Revaluation deficit included in income
statement	(152)	–	–	–	(152)

Balance at December 31, 2002	307	156	1 104	17	1 584

Effective November 2, 2001 Swisscom subscribed for CHF 100 million of new shares of Swiss International Airlines Ltd. (“Swiss”) at CHF56 per share. The shares were issued to Swisscom on December 21, 2001, on which date the market value of these shares amounted to CHF 79 million. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense. At December 31, 2001 Swisscom recorded a fair value adjustment of CHF 3 million, net of taxes of CHF 1 million, being the difference between the year end price of CHF 82 million and the cost basis of CHF 79 million through equity.

At December 31, 2002 the share price of Swiss had declined to CHF 21 per share and the carrying value of Swisscom’s investment was CHF 38 million. Swisscom determined that the significant decline in the market value of the investment provided objective evidence that the asset was impaired. Accordingly a charge of CHF 41 million is included in the income statement in 2002. The CHF 3 million that was recorded in equity in 2001 has been reversed in 2002. See Note 13.

Swisscom has an investment in Infonet Services Corp. (“Infonet”) and holds both Class A shares and Class B shares. The difference between Class A and Class B shares is that Class A shares have 10 votes versus 1 vote for Class B shares. Class A shares can be converted on a one to one basis into Class B shares which are listed on the New York Stock Exchange. Swisscom used the quoted market price of Class B shares to determine the fair value of Class A shares. As required by IAS 39, on January 1, 2001, Swisscom made an adjustment to record the investment at fair value by increasing both investments and equity before taxes by CHF 119 million. In 2001 the shares of Infonet, like many other companies in the telecommunications sector, declined sharply. At December 31, 2001, the quoted market price had declined significantly and there was a cumulative loss of CHF 219 million recorded in equity. Swisscom believes the substantial decline in the value of the shares and the length of time that they were below cost provides objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 219 million from equity and recorded it under financial expense. The amount of the increase in value that was recorded directly to equity on January 1, 2001 of CHF 119 million was reversed through equity before the reduction in value was recorded in the income statement. See Note 13.

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In 2002, the share price of Infonet continued to decline. At December 31, 2002, the fair value of this investment had decreased by a further CHF 111 million. Swisscom believes that the continuing substantial decline in value provides objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 111 million from equity and recorded it under financial expense. See Note 13.

In 1999 and 2000 Swisscom entered into cross-border tax lease arrangements. The financial assets of these arrangements are recorded in USD and were valued using the exchange rate at December 31, 2002. This valuation resulted in a translation adjustment of CHF 216 million. Financial assets from cross-border tax lease arrangements represent those assets that were not offset with corresponding liabilities. See Note 27.

27 Debt

Short-term debt

CHF in millions	2001	2002

Short-term loans	73	67

Current portion of long-term debt	1 000	750

Employee savings deposits	577	2

Short-term loans payable to affiliated companies	47	3

Current portion of finance lease obligation. See Note 31.	40	63

Derivative financial instruments. See Note 35.	20	131

Total short-term debt	1 757	1 016

Long-term debt

Long-term debt consists primarily of unsecured fixed interest rate loans, denominated in Swiss francs, granted by the Swiss Post and financial liabilities from cross-border tax lease arrangements, denominated in USD. Maturities are as follows:

CHF in millions	2001	2002

Within one year	1 000	750

Within 1–2 years	750	–

Total Swiss Post debt	1 750	750

Current portion of Swiss Post debt	(1 000)	(750)

Total long-term Swiss Post debt	750	–

Financial liability from cross-border tax lease arrangements	1 600	1 463

Other	63	42

Total long-term debt	2 413	1 505

In 1999, 2000 and 2002, Swisscom entered into cross-border tax lease arrangements with foreign investors relating to some of its fixed and mobile networks. Under the terms of the agreements, which range from 13 to 30 years, Swisscom received a total of USD 3,796 million (CHF 5,249 million) and placed USD 3,536 million (CHF 4,890 million) on deposit. In accordance with Interpretation 27, “Evaluating the substance of transactions involving the legal form of a lease”, Swisscom concluded that USD 2,738 million (CHF 3,786 million), which was either irrevocably placed with highly rated securities in trusts or non-refundable payment undertaking agreements with financial institutions with minimal credit risk were signed, lacked economic substance and should not be recognized, as the definition

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Notes to the consolidated financial statements

of an asset and liability had not been met. Accordingly, both these assets and liabilities have been removed from the financial statements. Swisscom is not responsible for any performance under these arrangements, other than that which would be done in the normal course of business, and accordingly, recognized the fee as income in the period the transaction was closed. In 2002, Swisscom recorded a fee of CHF 28 million under financial income. At December 31, 2002, debt of CHF 1,463 million and financial assets of CHF 1,104 million were recorded in Swisscom’s balance sheet.

Future minimum payments resulting from cross-border tax lease arrangements are due as follows:

CHF in millions	2001	2002

Within one year	90	78

Within 1–2 years	93	84

Within 2–3 years	98	99

Within 3–4 years	101	86

Within 4–5 years	98	90

After 5 years	5 168	4 328

Total future payment commitments	5 648	4 765

Less future interest charges	(4 048)	(3 312)

Total liability from cross-border tax lease arrangements (net present value)	1 600	1 453

Fair value adjustments	–	10

Long-term liability from cross-border tax lease arrangements	1 600	1 463

The weighted average effective interest rates at the balance sheet date were as follows:

CHF in millions	2001	2002

Short-term loans	5.85%	5.62%

Swiss Post debt	3.89%	3.65%

Employee savings deposits	2.54%	2.45%

Short-term loans payable to affiliated companies	2.00%	4.64%

Financial liabilities from cross-border tax lease arrangements	6.99%	6.78%

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28 Accrued liabilities

		Dismantle-
		ment and
	Termination	restoration	Environ-
CHF in millions	benefits	costs	mental	Other	Total

At December 31, 2000	28	338	211	167	744

Additional provisions	92	1	1	64	158

Present value adjustment	–	26	3	–	29

Reclassifications	–	2	–	(11)	(9)

Unused amounts reversed	–	(18)	(183)	(25)	(226)

Utilised during year	(44)	–	–	(50)	(94)

Translation adjustments	–	–	–	(2)	(2)

At December 31, 2001	76	349	32	143	600

Additional provisions	94	3	–	125	222

Present value adjustment	3	22	1	–	26

Unused amounts reversed	(2)	(3)	(5)	(14)	(24)

Utilised during year	(53)	–	–	(25)	(78)

Translation adjustments	–	–	–	(1)	(1)

At December 31, 2002	118	371	28	228	745

Less current portion	(65)	–	–	(181)	(246)

Total non-current accrued liabilities	53	371	28	47	499

For further information concerning termination benefits see Note 7.

The provision for dismantlement and restoration costs relates to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are situated. These costs are expected to be incurred mainly between 2005 and 2015.

The provision for dismantlement and restoration costs of analog transmitter stations is estimated at current prices, and discounted using a discount rate of 3.75% (2001) and 3.0% (2002), respectively. The provision for dismantlement and restoration costs of mobile stations is likewise estimated at current prices, and discounted using a discount rate of 3.5% (2001) and 2.5% (2002), respectively. The amount of the present value adjustment arising from the changes in the discount rate is CHF 11 million in 2002.

In 2001, the reserve for environmental liabilities was reduced because under the terms of the sale and leaseback agreements Swisscom was no longer liable for such costs. Furthermore, as a result of certain technology changes and other factors it was concluded that the provision should be reduced.

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Notes to the consolidated financial statements

29 Other current liabilities

CHF in millions	2001	2002

Interest payable	6	2

VAT payable	109	120

Social security payable	41	13

Accrual for overtime and unused vacation	61	72

Accrued expenses	1 121	881

Revenue received in advance	445	438

Total other current liabilities	1 783	1 526

30 Other long-term liabilities

CHF in millions	2001	2002

Revenue received in advance	30	23

Deposits received from customers	54	44

Deferred gain on sale and leaseback of real estate	236	232

Miscellaneous	13	8

Total other long-term liabilities	333	307

31 Lease obligations

In 2001 Swisscom entered into two agreements for the sale of real estate and at the same time Swisscom entered into agreements to lease back part of the sold property space. See Note 11. A number of the leaseback agreements qualify as finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. The liability relating to these finance leases is included in the table below. The remaining buildings have been leased back under operating leases over varying periods from 5 to 20 years.

Swisscom entered into several cross-currency interest rate swaps and forward foreign exchange contracts as hedges of USD denominated leases in 1996 and 1997. The future minimum lease payments relating to these transactions are included in the following table:

CHF in millions	2001	2002

Within one year	95	124

Within 1–2 years	116	117

Within 2–3 years	117	217

Within 3–4 years	214	83

Within 4–5 years	81	100

After 5 years	2 252	2 264

Total future payment commitments	2 875	2 905

Less future interest charges	(1 655)	(1 727)

Total finance lease obligation (net present value)	1 220	1 178

Fair value adjustments	150	77

Total finance lease obligation	1 370	1 255

Less current portion. See note 27.	(40)	(63)

Long-term finance lease obligation	1 330	1 192

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The present value of finance lease liabilities is as follows:

CHF in millions	2001	2002

Within one year	40	63

Within 1–2 years	58	60

Within 2–3 years	62	159

Within 3–4 years	158	34

Within 4–5 years	34	50

After 5 years	868	812

The weighted average effective interest rates for obligations from finance leasing amounted to 4.39% in 2001 and 4.93% in 2002.

Payments for operating leases amounted to CHF 85 million and CHF 123 million in 2001 and 2002, respectively. Future minimum lease payments resulting from operating lease contracts are due as follows:

CHF in millions	2001	2002

Within one year	119	113

Within 1–5 years	351	340

After 5 years	375	342

Total future payment commitments	845	795

32 Minority interests

CHF in millions	2001	2002

Balance at beginning of year	61	783

Share of net profit of subsidiaries	238	305

Issuance of share capital to minority interest	520	–

Effect of acquisitions and divestitures	(30)	12

Dividend paid	(6)	(304

Balance at end of year	783	796

33 Shareholders’ equity

Shares authorized, issued and outstanding at December 31, 2001 and December 31, 2002 totaled 73,550,000 and 66,203,261 with a par value of CHF 17 and CHF 9 respectively. All issued shares are fully paid. Each registerd share constitutes entitlement to one vote. In accordance with the resolution passed at the General Shareholder’s Meeting of May 29, 2001 a capital reduction of CHF 8 per share, amounting to CHF 589 million, was approved. In the first half of 2002, Swisscom bought back 7,346,739 of its own registered shares for CHF 4,264 millions. As a result, share capital was reduced by 9.99%. At the General Shareholder’s Meeting of April 30, 2002 a further reduction in par value of CHF 8 per share, amounting to CHF 529 million, was approved. The number of treasury shares outstanding at December 31, 2001 and December 31, 2002 totaled 3,431 and 1,605, respectively.

In 2001 and 2002, Swisscom acquired 69,804 and 125,442, respectively, of its own shares through purchases on the market. The total amount paid to acquire the shares was CHF 31 million in 2001 and CHF 63 million in 2002 and has been deducted from shareholders’ equity. In 2001, 68,887 shares were issued to employees, members of the Executive Board and the Board of Directors for no consideration. In 2002, 119,372 shares were sold to employees at a price of CHF 240 per share. In addition, 5,896 shares were issued to employees and members of the Executive Board. The market value of shares issued to employees on the date of issuance was CHF 30 million in 2001 and CHF 63 million in 2002. The difference between the market value and the consideration received from employees has been recognized under personnel expenses. In 2001 and 2002, Swisscom purchased options on the market for its Management Incentive Plan in the amount of CHF 8 million. See Note 8.

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Notes to the consolidated financial statements

34 Dividend per share

At the General Meeting of Shareholders scheduled for May 6, 2003 a dividend of CHF 12 per share, totalling CHF 794 million, is to be proposed for 2002. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2003. The dividends declared in respect of 2000 and 2001 were CHF 809 million and CHF 728 million, respectively.

35 Financial instruments

Swisscom adopted IAS 39 at January 1, 2001. The impact on shareholders’ equity and on various balance sheet captions at January 1, 2001 is shown below.

CHF in millions	Current financial assets	Non-current financial assets	Finance lease obligation	Retained earnings	Fair value and other reserves

Fair value adjustment Infonet	–	119	–	–	119

Derivative financial instruments
remeasured at fair value

Non qualifying derivative financial
instruments	120	–	120	–	–

Fair value hedges	(13)	–	(10)	(3)	–

Cash flow hedges	14	–	–	–	14

Income tax effect	–	–	–	–	(32)

Total	121	119	110	(3)	101

Available-for-sale investments – amounts reported in the income statement

CHF in millions	2001	2002

Gains reclassified from equity	2	–

Impairments	(231)	(152)

Total	(229)	(152)

In 2001 the impairment loss on available-for-sale investments includes the impairment loss on Swisscom’s investment in Infonet Services Corp. of CHF 219 million. In 2002 the impairment losses in Swisscom’s investments in Infonet and Swiss International Airlines Ltd. amounted to CHF 111 million and CHF 41 million, respectively. See Note 26.

Hedging reserve

On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair value. The fair values at that date were recorded in fair value and other reserves within shareholder’s equity. See Note 36.

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Net fair values of derivative financial instruments

CHF in millions	2001	2002

Contracts with positive fair values

Designated as fair value hedges	9	33

Designated as cash flow hedges	7	–

Non qualifying derivative financial instruments	134	39

Total. See Note 19.	150	72

Contracts with negative fair values

Designated as cash flow hedges	4	29

Non qualifying derivative financial instruments	16	102

Total. See Note 27.	20	131

Included in the derivative financial instruments are primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the cross-border lease arrangements entered into in 1996, 1997, 2000 and 2002. The maximum length of time hedged is 7 years for the cross-border lease arrangements entered into in 1996 and 1997, 27 years for the arrangement entered into in 2000 and 11 years for the lease transaction entered into in 2002.

Also included are foreign exchange forwards with respect to EUR which are designated to hedge the future transactions in connection with the purchase of mobile equipment (UMTS). The purchasing contracts are in EUR. The forecasted transactions are expected to occur in 2003 and 2004. In 2001 these contracts wer designated as cash flow hedges. In 2002 they were reclassified as nonqualifying derivative financial instruments.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of Swisscom’s financial instruments outstanding at December 31, 2001 and 2002. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	Carrying	Fair value	Carrying	Fair value
CHFin millions	amount 2001	2001	amount 2002	2002

Financial assets

Cash and cash equivalents	3 788	3 788	1 682	1 682

Current financial assets	3 316	3 316	285	285

Trade accounts receivable	2 525	2 525	2 418	2 418

Other current assets	493	493	450	450

Non-current financial assets*	1 895	2 230	1 584	2 126

Financial liabilities

Short-term debt*	1 757	1 757	1 016	1 026

Trade accounts payable	1 237	1 237	1 054	1 054

Other current liabilities	1 783	1 783	1 526	1 526

Long-term debt*	2 413	2 835	1 505	2 110

Finance lease obligation*	1 330	1 585	1 192	1 670

Accrued liabilities and accrued pension cost	1 818	1 818	1 846	1 846

Other long-term liabilities	333	333	307	307

* The difference between carrying value and net fair value relates principally to interest rate movements.

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Notes to the consolidated financial statements

Estimation of fair values

Trade accounts receivable, trade accounts payable, other current assets and other current liabilities
The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

Cash and cash equivalents, current financial assets and non-current financial assets
The carrying amounts of cash and loans receivable approximate fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of financial assets from cross-border tax lease arrangements included in non-current financial assets is estimated using the expected future payments discounted at market interest rates.

Finance lease obligation, accrued liabilities and accrued pension cost and other long-term liabilities
The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying value of accrued liabilities and accrued pension cost approximate their fair value.

Debt
The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

36 Fair value and other reserves

	Hedging	Fair value	Translation
CHF in millions	reserve	reserve	reserve	Total

At December 31, 2000	–	2	(224)	(222)

Adoption of IAS 39. See Note 35.	11	90	–	101

Translation adjustments	–	–	(64)	(64)

Transfers to income statement	–	(2)	–	(2)

Revaluation	(11)	(119)	–	(130)

Tax on revaluation	2	30	–	32

At December 31, 2001	2	1	(288)	(285)

Translation adjustments	–	–	(18)	(18)

Transfers to income statement	4	–	–	4

Tax effect on transfers to income statement	1	–	–	1

Revaluation	(37)	(32)	–	(69)

Tax on revaluation	7	1	–	8

At December 31, 2002	(23)	(30)	(306)	(359)

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37 Cash generated from operations

CHF in millions	Note	2001	2002

Net income		4 964	824

Adjustments for

Minority interest	32	238	305

Equity in net income of affiliated companies	24	(32)	(95)

Income tax expense (benefit)	16	(15)	361

Depreciation	23	1 702	1 578

Amortization	25	472	427

Impairment of goodwill	25	1 130	702

Issuance of shares and options to management and employees	7	38	39

Net loss on disposal of fixed assets	5, 10	77	53

Gain on sale of real estate	11	(568)	–

Gain on sale of other subsidiaries		(7)	–

Gain on partial sale of Swisscom Mobile AG	12	(3 837)	–

Financial expense	13	771	517

Financial income	14	(416)	(206)

		4 517	4 505

Changes in operating assets and liabilities, net of effects of acquisitions and disposals of subsidiaries

Decrease in trade accounts receivable		112	101

Decrease in inventories		2	77

Decrease in other current assets		512	42

Decrease in trade accounts payable		(333)	(176)

Increase (decrease) in other current and accrued liabilities		74	(63)

Decrease in other long-term liabilities		(77)	(27)

Decrease in accrued pension cost		(710)	(117)

Cash generated from operations		4 097	4 342

38 Commitments and contingencies

Contractual commitments for future capital expenditures at December 31, 2002 total CHF 262 million, of which CHF 258 million will be due in 2003.

At December 31, 2001 and December 31, 2002, Swisscom guaranteed certain liabilities of affiliated companies and third parties totalling CHF 239 million and CHF 316 million, respectively. Swisscom is severally liable with two other shareholders to cover future losses of AUCS. See Note 24.

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Notes to the consolidated financial statements

39 Segment reporting

Organizational changes led to a redefining of the segments in 2002. The former “Fixnet Retail and Network” and “Fixnet Wholesale and Carrier Services” segments have been combined with Bluewin AG, Swisscom Directories AG and Telecom FL AG, which were part of the segment “Other” in the previous year, to form the new segment “Fixnet”. In addition, revenue from access services attributable to business customers are now reported under “Fixnet” instead of “Enterprise Solutions” as was the case in the prior year. The previous year’s figures have been restated to reflect the new structure.

The “Fixnet” segment covers national and international traffic in respect of residential customers, access charges from residential and business customers, and revenue from value-added services and the sale of equipment. Additionally the segment contains revenue from use of the Swisscom fixed network by other national and international telecommunication providers and international wholesale activities. Also included are Bluewin AG, Swisscom Directories AG, Telecom FL AG as well as payphone services, operator services and cards.

“Mobile” covers the provision of mobile telephony, data and wholesale network utilization charges.

“Enterprise Solutions” covers national and international telephony traffic as well as value-added services for business customers, leased lines, telehousing, hosting and communications solutions.

The “debitel” segment reflects the business activities of the debitel Group.

The segment “Other” mainly comprises Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and Billag AG.

“Corporate” covers headquarters, real-estate company and costs that cannot be directly allocated to another segment.

Intersegment revenue is determined on the basis of annually agreed internal transfer prices. Costs are allocated to the individual segments based on various factors determined by management and commensurate with the level of usage. Costs relating to termination benefits are calculated by each segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the expense recorded by the segments meets the criteria for recognition under IFRS and CHF 95 million has been eliminated in the segment “corporate” in the consolidated financial statements.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. While most of these assets can be directly attributed to individual segments. The carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise primarily accounts payable, accrued pension costs, accrued liabilities and other liabilities.

Although Swisscom’s segments are managed on a worldwide basis, they operate in two principal geographical areas of the world. In Switzerland, its home country, Swisscom provides a full range of telecommunication services. In Germany, debitel AG, primarily sells standardized products and services to private customers as well as small-and medium-sized business customers in the mobile communications market.

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2001			Enterprise
CHF in millions	Fixnet	Mobile	Solutions	debitel	Other	Corporate	Elimination	Total

Net revenue from external
customers	4 921	3 127	1 486	3 808	742	90	–	14 174

Intersegment net
revenue	1 667	856	99	–	661	676	(3 959)	–

Net revenue	6 588	3 983	1 585	3 808	1 403	766	(3 959)	14 174

Segment expenses	(4 599)	(2 107)	(1 471)	(3 621)	(1 267)	(659)	3 959	(9 765)

Operating income before
depreciation (EBITDA)	1 989	1 876	114	187	136	107	–	4 409

Margin in %	30.2%	47.1%	7.2%	4.9%	9.7%	14.0%	–	31.1%

Depreciation and
amortization	(1 080)	(291)	(33)	(51)	(229)	(100)	–	(1 784)

Operating income before
goodwill amortization	909	1 585	81	136	(93)	7	–	2 625

Amortization of goodwill	–	–	–	(387)	–	(3)	–	(390)

Impairment of goodwill				(1 130)				(1 130)

Segment operating income	909	1 585	81	(1 381)	(93)	4	–	1 105

Gain on sale of real estate								568

Gain on partial sale of
Swisscom Mobile AG								3 837

Operating income								5 510

Segment assets	8 567	4 268	460	3 272	1 370	12 110	(6 301)	23 746

Affiliated companies	63	–	–	14	–	526	–	603

Total assets	8 630	4 268	460	3 286	1 370	12 636	(6 301)	24 349

Segment liabilities	7 874	1 609	429	1 041	988	5 857	(6 301)	11 497

Total liabilities	7 874	1 609	429	1 041	988	5 857	(6 301)	11 497

Capital expenditure	597	315	29	66	173	54	–	1 234

Depreciation, amortization
and impairment	1 080	291	33	1 569	229	102	–	3 304

Gain (loss) on disposal of
assets, net	(80)	(14)	(1)	13	(13)	18	–	(77)

Geographical Segments			Additions to
CHF in millions			property
plant and
		Carrying	equipment
		amount of	and intangi-
	Net revenue	assets	ble assets

Switzerland	10 181	20 339	1 150

Germany	2 730	2 825	43

Other international activities	1 263	1 185	41

Total	14 174	24 349	1 234

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Notes to the consolidated financial statements

			Enter-
2002			prise			Corpo-	Elimina-
CHF in millions	Fixnet	Mobile	Solutions	debitel	Other	rate	tion	Total

Net revenue from external
customers	4 888	3 255	1 365	4 111	833	74	–	14 526

Intersegment net
revenue	1 555	857	85	–	630	630	(3 757)	–

Net revenue	6 443	4 112	1 450	4 111	1 463	704	(3 757)	14 526

Segment expenses	(4 540)	(2 138)	(1 382)	(3 952)	(1 352)	(506)	3 757	(10 113)

Operating income before
depreciation (EBITDA)	1 903	1 974	68	159	111	198	–	4 413

Margin in %	29.5%	48.0%	4.7%	3.9%	7.6%	28.1%	–	30.4%

Depreciation and
amortization	(1 049)	(289)	(32)	(62)	(205)	(65)	–	(1 702)

Operating income before
goodwill amortization	854	1 685	36	97	(94)	133	–	2 711

Amortization of goodwill	(6)	–	–	(277)	(20)	–	–	(303)

Impairment of goodwill	–	–	–	(702)	–	–	–	(702)

Segment operating income	848	1 685	36	(882)	(114)	133	–	1 706

Segment assets	8 813	3 760	497	2 068	1 165	5 144	(5 180)	16 267

Affiliated companies	43	–	9	10	–	629	–	691

Total assets	8 856	3 760	506	2 078	1 165	5 773	(5 180)	16 958

Segment liabilities	7 388	104	451	861	847	3 392	(5 180)	8 863

Total liabilities	7 388	1 104	451	861	847	3 392	(5 180)	8 863

Capital expenditure	585	392	23	68	103	51	–	1 222

Depreciation, amortiza-
tion and impairment	1 055	289	32	1 041	225	65	–	2 707

Gain (loss) on disposal of
assets, net	(50)	(3)	(1)	–	(7)	8	–	(53)

Geographical Segments			Additions to
CHF in millions			property
plant and
		Carrying	equipment
		amount of	and intangi-
	Net revenue	assets	ble assets

Switzerland	10 180	14 436	1 125

Germany	2 888	1 707	76

Other international activities	1 458	815	21

Total	14 526	16 958	1 222

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40   Executive Board and Board of Directors

Total compensation paid by Swisscom to the Board of Directors in 2001 and 2002 amounted to CHF 1.4 million and CHF 1.7 million, respectively. Total compensation paid by Swisscom to its Executive Board members in 2001 and 2002 amounted to CHF 8.0 million and CHF 9.2 million, respectively, including CHF 0.4 million and CHF 0.5 million, respectively, relating to contractual commitments for members leaving the Executive Board. Total compensation includes fees, salary, bonuses, special pension fund contributions and additional benefits. In addition, for the benefit of its Board of Directors Swisscom made social security contributions of CHF 0.2 million and CHF 0.2 million in 2001 and 2002, respectively. For the benefit of its Executive Board members Swisscom made social security and ordinary pension fund contributions and insurance of CHF 0.7 million an CHF 1.1 million in 2001 and 2002, respectively. In 2001 and 2002 the Executive Board consisted of 10 and 13 members, respectively. 25% of the Executive Boards bonus was paid in stock and stock appreciation rights in 2001 and 2002. In 2001 25% of the Board of Directors compensation was paid in stock and stock appreciation rights. See Note 8.

57 Swisscom Consolidated financial statements

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41 Significant subsidiaries and affiliated companies

		Interest in	Consolidation		Share Capital
Company name	Location, country	percent	method		in thousands	Segment

Switzerland

Billag AG	Berne, Switzerland	100	full	CHF	100	Other

Bluewin AG 2)	Zurich, Switzerland	100	full	CHF	80 000	Fixnet

cablex AG	Berne, Switzerland	100	full	CHF	5 000	Fixnet

conextrade AG	Zurich, Switzerland	100	full	CHF	10 000	Other

European PWLAN AG 3)	Berne, Switzerland	100	full	CHF	250	Other

Infonet (Schweiz) AG	Berne, Switzerland	90	full	CHF	1 500	Enterprise Sol.

PubliDirect Holding AG	Zurich, Switzerland	49	equity	CHF	10 000	Fixnet

SICAP AG	Koniz, Switzerland	100	full	CHF	2 000	Mobile

Swisscom Broadcast AG 4)	Berne, Switzerland	100	full	CHF	25 000	Other

Swisscom Directories AG	Berne, Switzerland	51	full	CHF	1 500	Fixnet

Swisscom Enterprise Solutions AG 4)	Berne, Switzerland	100	full	CHF	75 000	Enterprise Sol.

Swisscom Fixnet AG4)	Berne, Switzerland	100	full	CHF	1 000 000	Fixnet

Swisscom Immobilien AG	Berne, Switzerland	100	full	CHF	100 000	Corporate

Swisscom IT Services AG 5)	Berne, Switzerland	71.1	full	CHF	150 000	Other

Swisscom Mobile AG 6)	Berne, Switzerland	75	full	CHF	100 000	Mobile

Swisscom Systems AG 4)	Berne, Switzerland	100	full	CHF	70 000	Other

Unit.net AG 7)	Zurich, Switzerland	49.9	equity	CHF	2 886	Enterprise Sol.

WORK_LINK AG	Berne, Switzerland	40	full	CHF	100	Corporate

Other countries

AUCS Communications Services v.o.f.1)	Hoofddorp, Netherlands	33.33	equity	EUR	–	Corporate

debitel group 8)	Stuttgart, Germany	93	full	EUR	89 000	debitel

DANGAARD Telecom Holding A/S	Padborg, Denmark	21.52	equity	DKK	100 000	debitel

debitel Danmark A/S	Albertslund, Denmark	78.25	full	DKK	149 200	debitel

debitel France S.A.	Chaville, France	100	full	EUR	500	debitel

debitel Nederland B.V. 9)	Hoofddorp, Netherlands	100	full	EUR	68	debitel

debitel Shop B.V.	Amersfoort, Netherlands	100	full	EUR	20	debitel

debitel telekomunikacije	Ljubjlana, Slovenia	52	full	SIT	463 423	debitel
Slovenia d.d.

debitel Vertriebs GmbH	Stuttgart, Germany	100	full	EUR	26	debitel

debitel DANGAARD France SAS 3)	Chaville, France	65	full	EUR	500	debitel

DGS (Dansk GSM Service A/S)	Padborg, Denmark	100	full	DKK	500	debitel

MIDRAY GmbH 10)	Cologne, Germany	100	full	EUR	511	debitel

Videlec S.A. 11)	Louviers, France	95.54	full	EUR	2500	debitel

Videlec Distribution S.A. 11)	Paris, France	99.72	full	EUR	1000	debitel

Swisscom (Belgium) N.V.	Brussels, Belgium	100	full	EUR	62	Fixnet

Swisscom Carrier Services S.p.A.	Milan, Italy	100	full	EUR	300	Fixnet

Swisscom (Deutschland) GmbH	Frankfurt, Germany	100	full	EUR	26	Fixnet

Swisscom Deutschland Holding GmbH	Frankfurt, Germany	100	full	EUR	26	Corporate

Swisscom (France) SA	Paris, France	100	full	EUR	50	Fixnet

Swisscom Finance Ltd.	St. Helier, Jersey	100	full	EUR	64 468	Corporate

Swisscom (Netherlands) B.V.	Amsterdam, Netherlands	100	full	EUR	45 000	Fixnet/Corp.

Swisscom North America, Inc.	Washington D.C.,USA	100	full	USD	–	Fixnet

Swisscom Re AG	Vaduz, Lichtenstein	100	full	CHF	1 000	Corporate

Swisscom (UK) Ltd.	London, Great Britain	100	full	GBP	–	Fixnet

Telecom FL AG	Vaduz, Lichtenstein	100	full	CHF	250	Fixnet

TelSource N.V.12)	The Hague, Netherlands	49	equity	EUR	91	Corporate

1)	Joint venture.
2)	Acquisition of 8% in 2002.
3)	Incorporation in 2002.
4)	Demerger from Swisscom AG as of January 1, 2002.
5)	Demerger from Swisscom AG as of October 1, 2001. Merger with AGI IT Services AG as of December 31, 2001.
6)	Demerger from Swisscom AG as of January 1, 2001. Sale of 25% holding to Vodafone plc. at March 30, 2001.
7)	Acquisition of 49.9% on September 2, 2002.
8)	In 2002 Swisscom sold 2% of the outstanding shares to ElectronicPartners as a consideration for exclusive distribution rights and acquired in 2002 0.8% of the outstanding shares from third parties. debitel is quoted on the Frankfurt stock exchange. The market capitalization at December 27, 2002 was EUR 680 million (CHF 986 million).
9)	Increase in holding from 60% to 100% in 2001. Acquisition of Talkline Netherlands B.V. as of November 5, 2001 and merger with debitel Nederland B.V.
10)	Former debitel Network Services GmbH.
11)	Acquisition by debitel in 2002. VidelecS.A. is quoted on the stock Paris exchange. The market capitalization at December 27, 2002 was EUR8.4 million (CHF12.1 million).
12)	Retains holding in Cesky Telecom (Cesky), Czech Republic. Cesky is quoted on the Prague stock exchange. The market capitalization at December 27, 2002 was CZK 10 427 million (CHF 470 million).

In 2002 the affiliated companies Auction Winner and UTA Telekom AG were sold. Blue Primus AG and Vesicom Kabelnetz AG were put into liquidation in 2002. Swisscom Immobilien Invest AG was mergerd with Swisscom Immobilien AG as of May 29, 2002.

58 Swisscom Consolidated financial statements

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42 Post balance sheet events

Personnel reductions
On January 13, 2003 Swisscom announced the reduction of approximately 1,190 full-time equivalents (“FTEs”), of which 200 relate to Fixnet, 380 to Enterprise Solutions, 470 to Swisscom Systems AG, 80 to Swisscom IT Services AG and 60 to Headquarters. The expense relating to the 470 FTEs at Swisscom Systems AG was recorded in the 2002 financial statements as this reduction had been communicated prior to year-end. The reduction at Enterprise Solutions will be completed by the middle of 2004. The other Group companies’ reductions will be completed by the end of 2003. It is expected that the charge for termination benefits will amount to approximately CHF 60 million in 2003.

Capital reduction
In addition to a dividend of CHF 12 per share, the Board of Directors has proposed a capital reduction of CHF 8 per share. This reduction has to be approved by the shareholders. Should this reduction be approved, Swisscom will pay CHF 530 million to its shareholders in the 3rd quarter of 2003.

59 Swisscom Consolidated financial statements

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Financial statements of Swisscom AG

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Report of the Statutory Auditors

To the Shareholders’ Meeting of Swisscom AG Ittigen (Berne)

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) of Swisscom AG for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Peter Wittwer                        Julie Fitzgerald

Berne, March 20, 2003

62   Swisscom Financial statements of Swisscom AG

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Swisscom AG Income statement

	Year ended December 31
CHF in millions	2001	2002

Net revenue	7 805	335

Other operating income	120	6

Gain on disposal of fixed assets	10	20

Total	7 935	361

Goods and services purchased	2 257	3

Personnel expenses	2 339	162

Other operating expenses	1 792	227

Depreciation and amortization	1 590	19

Restructuring charges	47	–

Total operating expenses	8 025	411

Operating income	(90)	(50)

Increase in value of mobile business	3 949	–

Financial expense	(788)	(190)

Financial income	452	282

Income from investments	(2 168)	2 673

Income before income taxes	1 355	2 715

Income tax (expense) benefit	(274)	9

Net income	1 081	2 724

63   Swisscom Financial statements of Swisscom AG

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Swisscom AG Balance sheet

		At December 31
CHF in millions	Note	2001	2002

Assets

Current assets

Cash and cash equivalents		3 143	821

Securities available for sale		509	55

Trade accounts receivable

from third party		1 329	11

from subsidiaries		143	149

Inventories		107	–

Dividends receivable from subsidiaries	6	–	1 158

Other current assets		66	137

Total current assets		5 297	2 331

Non-current assets

Property, plant and equipment	3	3 953	49

Investments	4	3 936	3 379

Loans

from third party		91	88

from subsidiaries		1 678	3 910

Other non-current assets		1 286	–

Total non-current assets		10 944	7 426

Total assets		16 241	9 757

Liabilities and shareholders’ equity

Current liabilities

Short-term debt

to third party		1 644	752

to subsidiaries		–	2 135

Trade accounts payable

to third party		447	18

to subsidiaries		335	32

Other current liabilities		1 245	131

Total current liabilities		3 671	3 068

Long-term liabilities

Long-term debt

to third party		779	–

to subsidiaries		618	718

Finance lease obligation	6	2 014	–

Accrued liabilities		758	721

Other long-term liabilities		388	34

Total long-term liabilities		4 557	1 473

Total liabilities		8 228	4 541

Shareholders’ equity

Share capital		1 250	596

General reserves		2 712	298

Retained earnings	6	4 051	4 322

Total shareholders’ equity	5	8 013	5 216

Total liabilities and shareholders’ equity		16 241	9 757

64   Swisscom Financial statements of Swisscom AG

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Notes to the financial statements

1   General

The financial statements of Swisscom AG, the parent company, comply with the legal provisions of the Swiss Code of Obligations.

2   Contingent liabilities

Total guarantees and pledged securities in favor of third parties at December 31, 2001 and December 31, 2002 amounted to CHF 40 million and CHF 26 million respectively. In addition, total guarantees and pledged securities in favor of third parties on behalf of group companies at December 31, 2002 amounted to CHF 390 million. Swisscom is severally liable with two other shareholders to cover future losses of an associated company.

3   Fire insurance values of property, plant and equipment

The fire insurance values of property, plant and equipment are generally based on replacement or fair values of such assets.

4   Investments

In November 2000, Swisscom AG entered into an agreement with Vodafone plc for the sale of 25% of the equity of the Swisscom Mobile business for CHF 4,500 million. Effective January 1, 2001, Swisscom AG transferred the net assets of its mobile business to Swisscom Mobile AG. On the transaction Swisscom AG realized an increase in the value of its mobile business of CHF 3,949 million.

In 2002, as a result of the development in the capital markets Swisscom AG reviewed the carrying value of its investments and recorded an impairment charge of CHF155 million. Of this, CHF 44 million relates to Swiss International Airlines Ltd. and CHF 111 million to Infonet Services Corp.

In connection with the establishment of a separate legal identity for its fixed network business, Swisscom AG transferred a number of investments (including debitel, Bluewin AG, Telecom FL AG and Conextrade AG) to Swisscom Fixnet AG.

In 2002, the investment in Vesicom Kabelnetz AG was put into liquidation, which resulted in a loss of CHF 32 million.

5   Treasury stock

At the beginning of 2002, Swisscom bought back 7,346,739 (9.99%) of its own registered shares for CHF 4,264 million. The shares acquired as part of the buyback program were cancelled in the third quarter of 2002.

In 2001 and 2002, Swisscom AG acquired 69,804 and 125,442 of its own shares for an average price of CHF 439 and CHF 500 and recorded them under securities available for sale. In 2001, 68,887 shares were issued to employees, members of the Executive Board and the Board of Directors for no consideration. In 2002, 119,372 shares at a price of CHF 240 were sold to employees and 5,896 additional shares were issued to employees and the Executive Board under the Management Incentive and Leverage Executive Asset Plan. The related cost had been recorded under personnel expenses. In 2002, a further 2,000 shares were sold on the market at a price of CHF 474. In 2001 and 2002, Swisscom AG purchased options on the market for its Management Incentive Plan in the amount of CHF 8 million.

At December 31, 2001 and December 31, 2002, Swisscom AG had 3,431 and 1,605 treasury shares outstanding. See Note 33 to the consolidated financial statements.

65   Swisscom Financial statements of Swisscom AG

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Notes to the financial statements

6   Others

Leasing
Assets acquired under leasing agreements which effectively transfer substantially all the risks and rewards incidental to ownership from the lessor to the lessee are classified as finance leases. In 1999 and 2000 Swisscom entered into four cross-border tax leases and recorded financial assets of CHF 1,260 million and financial liabilities of CHF 1,565 million. The financial assets of CHF 1,260 million are not freely available. Swisscom AG transferred the financial assets and financial liabilities to the newly formed subsidiary Swisscom Fixnet AG, effective January 1, 2002.

At December 31, 2002 there were no finance lease obligations not shown on the balance sheet. At December 31, 2001 the finance lease obligations which had not been recorded in the balance sheet amounted to CHF 737 million; these were transferred to Swisscom Immobilien AG as of January 1, 2002.

Significant shareholders
On December 31, 2002 the Swiss Confederation (the “Confederation”) as majority shareholder held 62.7 percent of the shares of Swisscom AG. The Telecommunications Enterprise Act of 1997 (“‘Telekommunikationsunternehmungsgesetz’, TUG”) provides that the Confederation must hold a majority of the capital and voting rights of Swisscom. In addition, Chase Nominees Ltd, London, registered in the share register as shareholder, held at December 31, 2002 7.05 % of the shares.

Change into a holding structure
In 2002, Swisscom AG became a holding company, by transferring its business operations to newly formed subsidiaries. The goal of the new group structure is to provide greater transparency for management and shareholders while giving subsidiary companies clear responsibility for their respective markets.

Consequently, as per January 1, 2002 the companies Swisscom Fixnet AG, Swisscom Enterprise Solutions AG, Swisscom Systems AG and Swisscom Broadcast AG were separated from Swisscom AG. The transfers were made at book value.

Recording of dividends payable by subsidiaries
In contrast to prior years, starting in 2002 dividends of consolidated subsidiaries will be recorded in the year the dividend is proposed. The corresponding dividends have been approved at the subsidiaries’s Shareholder Meeting. This change in methodology resulted in an increase in income from investments of CHF 1,158 million.

Capital reduction
In addition to a dividend of CHF 12 per share, the Board of Directors has proposed a capital reduction of CHF 8 per share. This reduction has to be approved by the shareholders. Should this reduction be approved, Swisscom will pay CHF 530 million to its shareholders in the 3rd quarter of 2003.

66   Swisscom Financial statements of Swisscom AG

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Proposed appropriation of retained earnings

Proposal of the Board of Directors
The Board of Directors proposes to the General Meeting of Shareholders the following appropriation of retained earnings of CHF 4,322 million for the year ended December 31, 2002:

CHF in millions	2002

Dividend of 133% on registered shares *	794

Balance to be carried forward	3 528

Total retained earnings	4 322

*	excluding treasury stock

Subject to the approval of this proposal by the General Meeting of Shareholders, the dividend will be paid to shareholders on May 9, 2003:

Per registered share	CHF

Dividend, gross	12.00

less 35% withholding tax	4.20

Dividend payment, net	7.80

67 Swisscom Proposed appropriation of retained earnings

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Corporate Governance

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Corporate Governance

1 Group structure

In 2002 Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries. The aim of the new structure is to increase transparency for management and shareholders while allocating clear responsibilities to the subsidiaries for their respective markets. Autonomy also allows them to enter into strategic partnerships as Swisscom Mobile AG did in 2001 with the mobile phone operator Vodafone.

Swisscom AG is the holding company with responsibility for overall management and for strategic and financial management of the Swisscom Group. Strategic and financial management of the independently operating subsidiaries is assured by the fact that the powers and responsibilities are aligned with the Group. Furthermore, the CEO of Swisscom AG chairs the strategic subsidiaries’ Board of Directors, of which the CFO and CSO are also members. The six strategic subsidiaries are Swisscom Fixnet AG, Swisscom Mobile AG, Swisscom Enterprise Solutions AG, Swisscom IT Services AG, Swisscom Systems AG and debitel AG. The role of Chairman of the Board of Directors of the other subsidiaries is exercised by the CEO of a strategic group company or the head of a Group Headquarters Division (GHQ Division). GHQ has the follwing divisions: Group Finance & Controlling, Strategy & Group Steering, Group Communications, Group Information Systems, Group Operations & Related Businesses (formerly Group Management Services) and Group Human Resources. The Group Information Systems Division was integrated in the Strategy & Group Steering Division as of February 1, 2003.

The strategic subsidiaries, excluding Swisscom Systems AG and Swisscom IT Services AG which are included under the segment “Other”, are reported as individual segments in the consolidated financial statements. A diagram of the Group structure is shown in the Annual Report, in the chapter entitled “Organization”. The main subsidiaries are listed in Note 41 to the consolidated financial statements.

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2 Board of Directors

Members of the Board of Directors
The Swisscom Board of Directors consists of nine members, none of whom has an executive role within the Swisscom Group. The Board members have no substantial commercial links with Swisscom AG or the Swisscom Group. There is no reciprocal membership of the Board of Directors of Swisscom AG and any other listed company.

The name, year of birth, duties, initial date of election and remaining term of office of the individual members of the Board are shown below. Further information on nationality, education, career path, any previous work for the Swisscom Group and other activities of the members of the Board of Directors can be obtained in the section “Organization”. Members of the Board of Directors on December 31, 2002:

Name	Year of birth	Position	Initial year of office	Expiry of the term of office

Markus Rauh	1939	Chairman	1998	2003

André Richoz	1947	Deputy Chairman	1998	2003

Franco Ambrosetti	1941	Member	1998	2003

Jacqueline Françoise Demierre	1954	Member, employee representative	1998	2003

Ernst Hofmann	1937	Member, employee representative	1998	2003

Rose Gerrit Huy	1953	Member	1998	2003

Peter Küpfer	1944	Member	1998	2003

Felix Rosenberg	1941	Member, government representative	1998	2003

Helmut Woelki	1949	Member	1998	2003

Composition, election and term of office
With the exception of the government representative, the Board of Directors of Swisscom AG is elected by the Shareholders' Meeting. In accordance with the Articles of Incorporation, it consists of seven to nine members. The members are elected for two years and may be re-elected. The maximum term of office is eight years. Members who reach the age of seventy retire from the Board on the date of the next Shareholders’ Meeting.

Under the Articles of Incorporation of Swisscom AG, the Federal Government is entitled to appoint two representatives to the Board of Directors of Swisscom AG. Felix Rosenberg is currently the sole government representative on the Board of Directors of Swisscom AG. Under the Swiss Telecommunications Enterprise Act (TUG), the employees must have appropriate representation on the Board of Directors of Swisscom AG. The Articles of Incorporation state that the Board of Directors must include two employee representatives. These are currently Jacqueline Françoise Demierre and Ernst Hofmann.

Internal organization
The TUG makes reference to the Swiss Code of Obligations in respect of the unassignable duties of the Board of Directors of Swisscom AG. The Board of Directors is thus responsible for overall management and for supervision of the Group Executive Board of Swisscom AG. It determines the strategic, organizational, budgeting and accounting guidelines. The Board of Directors has delegated day-to-day business management to the CEO in accordance with the TUG, the Articles of Incorporation and the organizational regulations.

In financial year 2002 the Board of Directors convened seven times, for meetings lasting one to two days. The Board of Directors is called by the Chairman. Should the Chairman be unavailable, the Deputy Chairman will call the meeting. The Chairman sets the agenda for the meetings of the Board of Directors. Any Board member may request the inclusion of further items on the agenda. The members receive documents prior to the meetings to allow them to prepare. The involvement of members of the Group Executive Board, senior employees of Swisscom AG, auditors or other specialists at its meetings guarantees appropriate reporting to the Board. Furthermore, in each meeting of the Board of Directors, the Chairman and the CEO report on the general course of business and on the main busi-

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Corporate Governance

ness transactions and measures taken. At the beginning of each month the CEO also provides the Board of Directors with a functional report on the main events of the previous month. The CEO must submit interim reports with appropriate comments and relevant figures to the Board of Directors after the end of the quarterly reporting period. Any member of the Board may also demand information about other Swisscom AG matters.

The Board of Directors has three standing and two ad hoc committees to carry out a detailed examination of important issues. The committees consist of two to four members. Each member of the Swisscom Board of Directors is at least a member of one standing committee. The Chairman is a member of all standing committees; these are chaired by other Board members. The duties and responsibilities of the standing committees are laid down in regulations. All minutes of the standing committee meetings are distributed to all members of the Board of Directors in order to ensure transparency.

Finance committee: This committee is chaired by Franco Ambrosetti. The other members are Markus Rauh, Rose Gerrit Huy and Helmut Woelki. The committee met five times during financial year 2002 . This committee deals with all financial transactions, such as the establishment or winding up of major subsidiaries, the formation and termination of strategic alliances, medium-term budgeting and major investments and disposals.

Personnel and organization committee: This committee is chaired by Felix Rosenberg. The other members are Markus Rauh, Jacqueline Françoise Demierre and Ernst Hofmann. The committee met eight times during fiscal year 2002. This committee deals with all organizational matters concerning the group structure and matters relating to corporate policy, personnel and salary policy, the collective employment agreement and major restructuring projects.

Audit committee: This committee is chaired by Peter Küpfer. The other members are Markus Rauh and Andrè Richoz. The committee met six times during fiscal year 2002. The audit committee covers all internal and external audit work and thus constitutes the Board of Directors’ central audit body. It is responsible for ensuring that appropriate accounting policies, internal financial controls and compliance measures regarding budget and strategic objectives are in place. It is also responsible for reviewing quarterly financial statements and forecasts, for the appointment of the auditors and may request Swisscom’s Risk Management to perform reviews.

“Compensation Committee” and “Nomination Committee”: These committees are formed on an “ad hoc” basis to determine remuneration of the Group Executive Board and to prepare for the election of new members of the Board of Directors and the Group Executive Board. The “Compensation Committee” met twice and the “Nomination Committee” four times during financial year 2002.

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The Board of Directors’ supervisory and controlling instruments
The Board of Directors receives detailed information each quarter about the course of business, assets, financial situation and profitability of the Group, the segments and the major Group companies. This reporting also includes non-financial key figures for steering purposes. Limited reporting is distributed on a monthly basis. A quarterly forecast of income statement, cash flow statement and balance sheet for the current financial year is produced on a monthly basis. Internal financial reporting is produced in accordance with the same accounting principles and standards as the external financial report.

Swisscom AG also decided to set up a comprehensive risk management system within the scope of corporate governance. This is intended to enhance risk transparency and risk awareness so that opportunities can be exploited consistently and risks controlled. For this purpose, Swisscom AG set up an independent unit at the beginning of 2001 to examine and monitor key risks on behalf of the Chairman of the Board of Directors, the audit committee or the CEO.

In addition to risk management, the internal audit also has an oversight and control function. Its purpose is to identify weaknesses in the internal control system, propose appropriate measures and contribute to improving the effectiveness and efficiency of the supervisory and audit processes. Internal audit is outsourced. This ensures maximum independence. The risk management supervisor is responsible for operational coordination of the internal audit function and ensures that the body performing the internal audit is informed of all major operations, projects, etc.

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Corporate Governance

3 Group Executive Board

Under the Articles of Incorporation, the Group Executive Board consists of one or more members, who may not simultaneously be members of the Board of Directors. Exceptions are admissible for a limited period of time. Accordingly, the Board of Directors has delegated overall executive management of Swisscom AG to the CEO. The CEO is entitled to delegate his powers to subordinates, notably to other members of the Group Executive Board.

The members of the Group Executive Board are appointed by the Board of Directors. The Group Executive Board consists of the CEO of Swisscom AG, the CEOs of the strategic group companies and the heads of the GHQ divisions.

The following list contains the name, year of birth, duties and appointment of the individual members of the Group Executive Board. Further information on the nationality, education, career path, any previous work for the Swisscom Group and other activities of the members of the Group Executive Board can be obtained in the “Organization” section.

Members of the Group Executive Board on December 31, 20021)

			Appointment to
	Year		the Group Executive Board
Name	of birth	Position	with effect from

Jens Alder	1957	CEO of Swisscom AG	January 1998
			(appointed CEO in
			December 1999)

Adrian Bult	1959	CEO of Swisscom Fixnet AG	January 1998

Ueli Dietiker	1953	CFO (Chief Financial Officer)	April 2002
		and Deputy CEO of Swisscom AG

René Fischer	1965	CEO Swisscom Systems AG	August 2002

Esther Häberling	1957	Group Human Resources	April 2002
		Manager, Swisscom AG

Stefan Nünlist	1961	Group Communications	July 2001
		Manager, Swisscom AG

Hanspeter Quadri	1953	CEO of Swisscom Enterprise	January 2002
		Solutions AG

Jürg Rötheli	1963	Head of Group Operations & Related	July 2001
		Businesses Swisscom AG

Mauro Santona2)	1957	CIO (Chief Information Officer)	July 2001
		of Swisscom AG

Carsten Schloter	1963	CEO of Swisscom Mobile AG	April 2000

Michael Shipton	1956	CSO (Chief Strategy Officer)	July 2001
		of Swisscom AG

Urs Stahlberger	1946	CEO of Swisscom IT Services AG	January 2002

Peter Wagner	1953	Chairman of the Executive Board	July 2001
		of debitel AG

1)   The following members left the Group Executive Board in financial year 2002: Dave Schnell and Werner Steiner.
2)   Left the Group Executive Board on January 31, 2003.

Management contracts
While the Swisscom Group has not entered into any management contracts with third parties on behalf of subsidiaries belonging to the consolidated group, it has concluded such a contract for an affiliated company. See Note 24 to the consolidated financial statements.

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4	Remuneration, participating interests and loans by the Board of Directors and the Group Executive Board

Content and procedure for stipulation of remuneration and stock based compensation
The members of the Board of Directors are entitled to reimbursement of the expenses incurred in the interests of the company and to remuneration commensurate with their work and responsibility, specified by the Board of Directors itself, in accordance with the Articles of Incorporation. In January 1998, within the scope of its constituent work, it issued a remuneration plan based on a recommendation by the “Personnel and Organization” Committee. This remained in force without amendment for four years. The remuneration was adjusted for the first time on January 1, 2002. The remuneration plan makes provision for a basic fee and allowances for specific duties. Meeting attendance fees are also paid. Expenses are claimed on the basis of expenditure.

The pay for members of the Group Executive Board consists of a basic salary component and a performance-related component (bonus). It depends on the market rate for the position, the respective grade and the employee’s performance and experience. The targets reflect the general requirement to improve the ongoing value of the company per share and the corporate result in terms of productivity compared to the previous year, on a like-for-like basis. Targets such as net revenue, the EBITDA margin, the ratio of net revenue to capital employed and the perception of Swisscom as a customer-friendly company are set each year. The level of the bonus paid depends on the degree to which the targets have been met and the total amount specified by the Board of Directors for the annual bonuses. If the targets are met, the level of the bonus paid corresponds to the target level set. If the targets are exceeded, up to a maximum of twice the bonus may be paid. The bonus regulations issued by the Board of Directors constitute the basis for the individual target setting, the performance appraisal and determination of the bonus. The Board of Directors sets the objectives for the Swisscom Group at the request of the CEO. The CEO agrees on the targets with the members of the Group Executive Board.

A description of the stock based compensation programs of Swisscom AG is given in Note 8 to the consolidated financial statements

Remuneration for serving members
The remuneration of members of the Board of Directors in 2001 and 2002 amounted to CHF 1.4 million and CHF 1.7 million respectively. The remuneration of members of the Group Executive Board for the same years came to CHF 8.0 million and CHF 9.2 million, respectively. In 2002, this includes CHF 420,000 in termination payments, in the form of continued salary payments, and CHF 80,000 arising from further contractual obligations in respect of members of the Group Executive Board who left during 2002. Total remuneration paid to the CEO amounted to CHF 1.6 million in 2001 and CHF 1.4 million in 2002. This includes 192 shares for 2001 and 217 shares for 2002 awarded under the Leverage Executive Asset Plan (LEAP).

Total compensation includes fees, salary, bonuses, special pension fund contributions and additional benefits. 25% of the bonuses to members of the Group Executive Board took the form of stock appreciation rights. In 2001, 25% of the renumeration of the members of the Board of Directors was paid in the form of stock appreciation rights. From 2003 the Board of Directors will receive 25% of its compensation in the form of share options.

Remuneration for former members
There have been no changes in the Board of Directors since January 1, 1998. In 2002 remunerations totaling CHF 100,000 were paid to an executive Board member who left in 2001.

Allocation of shares in the reporting year
During the 2002 financial year 2002 no shares were allocated to members of the Board of Directors, while a total of 562 shares were allocated to the members of the Group Executive Board. Swisscom AG did not allocate any shares to persons, i.e. third parties closely associated with the members of the Board of Directors or the Group Executive Board.

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Corporate Governance

Share ownership
At December 31, 2002, members of the Board of Directors and persons closely associated with them held a total of 4,304 shares, while members of the Group Executive Board and closely associated persons with them held a total of 3,821 shares.

Allocated stock appreciation rights to the members of the Boards of Directors

Year of	Program	Maturity	Blocking	Exchange	Number	Exercise price
allocation			period	ratio		in CHF

1998	IPO LEAP A	20.10.2003	05.10.2003	1:1	6 224	315.98

1998	IPO LEAP B	20.10.2003	05.10.2003	1:1	3 210	399.80

2000	VR LEAP2000	10.10.2005	10.10.2003	1:1	3 210	484.70

2001	VR LEAP2001	09.10.2006	09.10.2004	1:1	2 710	517.30

2002	–	–	–	–	–	–

Allocated stock appreciation rights to the members of the Group Executive Board

Year of	Program	Maturity	Blocking	Exchange	Number	Exercise price
allocation			period	ratio		in CHF

1998	IPO LEAP A	20.10.2003	05.10.2003	1:1	4 692	315.98

1998	IPO LEAP B	20.10.2003	05.10.2003	1:1	1 872	399.80

2001	KL LEAP2000	30.05.2006	30.05.2004	1:1	4 260	488.50

2002	GL LEAP2001	09.04.2007	09.04.2005	1:1	5 620 1)	584.70

1)   The tax value of stock appreciation rights in 2002 is CHF 52.10 per right, as calculated using the Black-Scholes method.

Additional fees and remuneration
Neither members of the Board of Directors and persons closely associated with them nor members of the Group Executive Board and persons closely associated with them received fees or any other remuneration in 2002 for additional services performed for the benefit of Swisscom.

Loans to serving members
Swisscom did not grant loans, advances or any credit facilities to members of the Board of Directors, or persons closely associated with them, or to members of the Group Executive Board, or to persons closely associated with them. A short-term guarantee provided in 2002 for a member of the Group Executive Board has not been drawn on and has subsequently been forfeited. There are no receivables of any nature outstanding.

Maximum total remuneration paid to the Board of Directors
Total remuneration paid to the Chairman of the Board of Directors amounted to CHF 480,000 and CHF 517,000 in 2001 and 2002, respectively. No stock or stock appreciation rights were allocated to him in 2002.

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5   Shares and shareholders

Capital structure
The share capital of Swisscom AG amounts to CHF 595,829,349 and is divided into 66,203,261 registered shares with a nominal value of CHF 9 per share. The shares are fully paid-up.

Development of shareholders’ equity of Swisscom AG in its statutary financial statements in accordance with the Swiss Code of Obligations in the years 2000 to 2002:

				Total
		General	Retained	shareholders
Amount in CHF millions	Share capital	reserve	earnings	equity

Balance at January 1, 2000	1 839	2 712	2 101	6 652

Revaluation of investments	–	–	72	72

Net income	–	–	2 709	2 709

Dividend	–	–	(1 103)	(1 103)

Balance at December 31, 2000	1 839	2 712	3 779	8 330

Net income	–	–	1 081	1 081

Dividend	–	–	(809)	(809)

Capital reduction	(589)	–	–	(589)

Balance at December 31, 2001	1 250	2 712	4 051	8 013

Net income	–	–	2 724	2 724

Dividend	–	–	(728)	(728)

Capital reduction	(529)	–	–	(529)

Share buy back	(125)	(2 414)	(1 725)	(4 264)

Balance at December 31, 2002	596	298	4 322	5 216

During 2000 certain investments have been sold at a price above their carrying value. The difference of CHF 72 million between the fair value of these investments at the date of incorporation of Swisscom AG and the carrying value of such investments at the date of sale was recorded directly through retained earnings.

A resolution to reduce the capital by repayment of the par value of CHF 8 per share, or a total of CHF 589 million, in addition to the dividend, was adopted at the Shareholders’ Meeting on May 29, 2001.

In March 2002, under a share buy-back scheme, Swisscom purchased 7,346,739 of its own shares, representing 9.99% of those outstanding. One free put option per share was allocated to the shareholders. Ten put options represented an entitlement to sell one share at CHF 580 less 35% withholding tax. Own shares were bought back for a total of CHF 4,264 million. A resolution to reduce the share capital from CHF 1,250 million to CHF 1,125 million, by cancelling the shares acquired under the buy-back, was adopted at the Shareholders’ Meeting on April 30, 2002. The number of shares was thus reduced from 73,550,000 to 66,203,261.

A resolution on capital reduction by repayment of the par value of CHF 8 per share, or a total of CHF 529 million, in addition to the dividend, was adopted at the Shareholders’ Meeting on April 30, 2002. The share capital was thus reduced from CHF 1,125 million to CHF 596 million.

Neither conditional nor approved share capital exists.

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Corporate Governance

Major shareholders and cross-holdings
Under the TUG, the Swiss Federal Government must have a majority holding in the company, in terms of capital and votes. Accordingly, the Swiss Federal Government held 62.7% of the shares in Swisscom AG on December 31, 2002.

On February 5, 2002, the Capital Group Companies, Inc. (CGC), an organized group according to Article 15 Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading (SESTO-FBC), and acquirer according to Article 9, Paragraph 2 SESTO-FBC held 3,703,716 registered shares of Swisscom AG, representing 5.04% of the total voting rights in the share capital of Swisscom AG. Refer to the publication of the disclosure in the Swiss Commercial Gazette (SCG) as of Feburary 19, 2002.

No cross holding exists between Swisscom AG and other public limited companies. Swiss-com does however have a cross holding with Publigroup for Swisscom Directories AG and PubliDirect Holding AG.

Legitimization as a shareholder
Every share is entitled to one vote. Voting rights can only be exercised if the shareholder has been entered with voting rights in Swisscom’s share register. The Board of Directors may refuse the approval of an acquirer of shares as a shareholder or beneficial owner with voting rights if the holding of the shareholder or beneficial owner, together with his shares already registered with voting rights, exceeds the 5% limit of all registered shares recorded in the commercial register. The acquirer is entered in the share register as a shareholder or beneficial owner without voting rights for the remaining shares. The restriction of voting rights also applies in the event of purchases of registered shares if subscription, option or conversion rights are exercised. A group clause applies to the calculation of the percentage restriction.

The Board of Directors may recognize an acquirer of shares with more than 5% of all registered shares as a shareholder or beneficial owner with voting rights, in particular in the following exceptional cases:

– in case of acquisition of shares as a result of a merger or combination of businesses;
– in case of acquisition of shares due to a contribution in kind or a share exchange;
– for the foundation of a long-term cooperation or a strategic alliance.

In order to facilitate the trading of the shares on the stock market, the Board of Directors may, by means of regulations or by way of agreements, allow the fiduciary registration of registered shares with voting rights exceeding said percentage restriction by fiduciaries who declare their status as fiduciary (nominees, ADR depositary banks). These parties must be subject to supervision by a banking or a financial market supervisory authority, or otherwise offer assurance of proper business conduct and must act for the account of one or several parties unrelated to each other, and must be able to disclose the names, addresses and the amount of shareholdings of the beneficial owners of the shares. In accordance with this provision, the Board of Directors has issued regulations for the registration of fiduciaries and nominees in Swisscom’s share register. Registration of fiduciaries and nominees as shareholders with voting rights requires a petition and the conclusion of an agreement specifying the registration restrictions and the disclosure obligations of the fiduciary or nominee. Each fiduciary or nominee expressly undertakes not to apply for registration as shareholder with voting rights for more than 0.5% of the registered share capital per individual beneficial owner.

No exceptions for fiduciary entry of registered shares with voting rights above the aforesaid percentage limit were granted in 2002.

In addition to the percentage restriction on voting rights, the Board of Directors may refuse recognition and registration as shareholder or beneficial owner with voting rights, if an acquirer of shares does not expressely state that he has acquired the shares or beneficial interest in the shares in his own name and for his own account. Should the acquirer of the shares refuse to make such a declaration, he will be registered as a shareholder without voting rights.

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The Board of Directors may also delete the entry of a shareholder with voting rights in the share register if the acquirer has obtained said registration by giving false information. The acquirer must be immediately informed of the deletion.

Convening the Shareholders’ Meeting and agenda
The Board of Directors must convene the Shareholders’ Meeting at least 20 days prior to the date of the meeting by an announcement in the Swiss Commercial Gazette (Schwei-zerisches Handelsamtsblatt). The invitation can also take the form of an unregistered or registered letter to all registered shareholders.

Shareholders representing shares with a par value of at least CHF 360,000 may demand that an item be placed on the agenda. This request must be submitted to the Board of Directors at least 45 days prior to the General Meeting, stating the agenda item and the proposal.

Resolutions and elections by the Shareholders’ Meeting
The Shareholders’ Meeting of Swisscom AG adopts its resolutions and holds its elections by absolute majority of valid votes cast. In addition to the specific quora required under the Swiss Code of Obligations, the Articles of Incorporation require a two-thirds majority of voting shares represented and an absolute majority of the par value of the votes represented for the following cases:

– introduction of restrictions on voting rights
– conversion of registered shares to bearer shares and vice versa
– changes to the aforesaid requisite quora.

The specified restrictions on voting rights may only be lifted by resolution of the Share-holders’ Meeting, which requires an absolute majority of the votes cast.

Representation at the Shareholders’ Meeting
A shareholder may be represented at the Shareholders’ Meeting by another shareholder with voting rights who has a written power of attorney. It is also possible to be represented by a representative of a custodian account, the representative of the governing body or the independent representative of voting rights required by Swiss company law and appointed by Swisscom AG.

Voting entitlement at the 2002 Shareholders’ Meeting
The share register was closed from 16.00 hours on April 18, 2002 until after the Share-holders’ Meeting on April 30, 2002. Shareholders who sold their shares prior to the Shareholders’ Meeting were no longer entitled to vote. In the event of a partial sale, the access pass provided had to be exchanged on the date of the Shareholders’ Meeting at the information desk.

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Corporate Governance

6   Change of control and defensive measures

Provision is made in theTUG for the Swiss government to hold the capital and voting majority in Swisscom AG. A takeover bid within the meaning of the Federal Act on Stock Exchanges and Securities Trading (SESTA) would thus not be possible without an amendment to the TUG. There are thus no regulations concerning “opting out” or “opting up” (SESTA Art. 22).

In addition to the benefits in their employment contract, members of the Group Executive Board are entitled to a termination payment equal to their annual salary (including bonus) should a new majority shareholder and/or a new chairman of the Board of Directors of Swisscom AG terminate the employment relationship within 12 months of the takeover. Those members who were elected to the Group Executive Board as CEO of a strategic Group Company are entitled in addition to the benefits in their employment contract to such a termination payment if a new majority shareholder and a new chairman of the respective Group company terminates the employment relationship within 12 months following the takeover.

7   Auditors

The statutary and group auditors are appointed annually by the Shareholders’ Meeting. PricewaterhouseCoopers AG have been the statutory and group auditors of Swisscom AG since January 1, 1998. Peter Wittwer, the senior auditor at PricewaterhouseCoopers AG responsible for the audit work, has held the post since January 1, 1998. The audit fees invoiced by PricewaterhouseCoopers AG in 2002 amounted to CHF 5.7 million. The fees for additional services by PricewaterhouseCoopers AG amounted to CHF 6.3 million, of which CHF 2.0 million relates to services provided by PWC Consulting, which was subsequently transferred to IBM during 2002.

Based on legal restrictions, the audit committee of the Board of Directors has specified that the auditors may not perform any of the following services:

– Bookkeeping or other services related to accounting records or financial statements
– Financial information systems design and implementation
– Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
– Actuarial services
– Internal audit outsourcing services
– Management functions or human resources
– Broker/dealer, investment advisor, banking services
– Legal services and non-audit expert services

On behalf of the Board of Directors, the audit committee is responsible for the supervision of the external auditors an assesses then on an annual basis. The external auditors participate in the meetings of the audit committee of the Board of Directors and report on the performance and results of their activities.

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8   Information policy

Swisscom actively and openly informs the public and the financial markets. Swisscom endeavors to publish comprehensive, consistent, transparent financial information on a quarterly basis.

Swisscom therefore regularly meets investors throughout the year, presents its results at analysts’ meetings and on roadshows, attends specific conferences for financial analysts and investors and informs its shareholders regularly about its business through announcements in the media or shareholders’ letters. The quarterly, half-year and annual reports can be found on Swisscom’s website under Investor Relations (www.swisscom.com/ir) or can be ordered directly from Swisscom. All press releases, presentations and the current Swisscom financial calendar can be found on Swisscom’s website.

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Shareholder information

		2001	2002

Key figures per share

Average number of shares outstanding	in millions	73.544	67.648

Net income	CHF	67.50	12.18

Gross dividend	CHF	11.00	12.00	1)

Capital reduction	CHF	8.00	8.00	1)

Ratios

Return on equity	%	57.9	6.8

EBITDA as % of net revenue	%	31.1	30.4

EBIT before one-off transactions as % of net revenue	%	15.8	16.6

Net revenue	CHF in millions	14 174	14 526

Pay-out ratio 2)%		25.3	164.2	1)

1) According to the proposal of the Board of Directors to the Shareholders’ Meeting
2) Represents gross dividend and capital reduction as a percentage of net income per share

		2001	2002

Swisscom registered shares 2002

Year high 3)	CHF	492.50	519.00

Price gain (loss) in the year	%	9.13	(12.93)

Daily average	Shares	140 686	121 932

Average daily trading volume	CHF in millions	62.04	55.81

Swisscom ADR 2002

Year high 3)	USD	30.75	31.31

Price gain in the year	%	8.29	2.74

Daily average	ADR	21 887	30 671

Total turnover volume	USD in millions	145.69	224.00

Average daily trading volume	USD in millions	0.59	0.89

3) paid prices		Source: Bloomberg

Stock exchange	Bloomberg	Reuters	Telekurs

virt-x, London	SCMN VX	SCMZn.VX	SCMN, VTX

NYSE, New York	SCM	SCMZ.N	SCM, NYS

Return Policy
It is Swisscom’s policy to pay out the free available cash flow annually to shareholders. The available cash flow comprises net income from operating activities less the sum of capital expenditures and acquisitions and repayment of debts. The pay-out takes the form of a dividend of approximately half of net income adjusted by one-time transactions, and is supplemented by either a share buy back or – as last happened for the year 2002 – a reduction in capital. Share buy backs need not take place at the same time as dividend payouts.

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Swisscom Group Five year review

CHFin millions except where indicated		1998		1999		2000		2001		2002

Net revenue		10 388		11 052		14 060		14 174		14 526

Operating income before
exceptional items and
depreciation (EBITDA) 1)		4 513		4 192		4 034		4 409		4 413

in % of net revenue	%	43.4		37.9		28.7		31.1		30.4

Operating income before
exceptional items and
depreciation (EBITDA) 1)		2 892		2 488		1 831		2 235		2 408

Exceptional items1)		–		–		–		3 275		(702)

Operating income		2 892		2 488		1 831		5 510		1 706

Net income from
continuing operations		2 065		2 208		3 087		4 964		824

Net income		1 546		2 391		3 156		4 964		824

Shareholders' equity		5 347		6 685		8 570		12 069		7 299

Equity ratio 2)%		31.6		32.0		38.9		49.6		43.0

Number of full-time equivalent
employees at end of period 3) 4)	FTE	21 946		21 777		20604		21 328		20 470

Average number of full-time
equivalent employees 5)	FTE	22 069		20 393		20 989		20 988		20 910

	CHFin
Revenue per employee	thousands	471		542		670		675		695

	CHFin
EBITDAper employee	thousands	204		206		192		210		211

Net cash provided by operating
activities		3 574		3 366		3 821		3 389		3 785

Capital expenditure		1 305		1 468		1 450		1 234		1 222

Net debt (net funds) 6)		4 239		5 905		2 891		(2 899)		642

Key figures per share

Weighted average number of shares
out standing (at CHF 25 for 1998
to 2000, CHF 17 for 2001 and CHF 9
for 2002 each, respectively)	in mio.	67.888		73.550		73.541		73.544		67.648

Price per share		588.00	/	656.00	/	754.00	/	492.50	/	519.00	/
(high/low since October 5, 1998)	CHF	376.50		445.00		361.00		358.50		360.00

Net income from
continuing operations	CHF	30.42		30.02		41.97		67.50		12.18

Net income	CHF	22.77		32.51		42.91		67.50		12.18

Shareholders' equity	CHF	72.70		90.89		116.52		164.09		110.25

Gross dividend	CHF	11.00		15.00		11.00		11.00		12.00	*

Capital reduction	CHF	–		–		8.00		8.00		8.00	*

Pay-out ratio 7)%		52.30		46.13		44.21		25.34		164.20	*

Market capitalization
at end of period		42 291		47 366		31 001		33 833		26 514

* In accordance with the proposal of the Board of Directors to the General Meeting of Shareholders.

1)	Exceptional items in 2001: Impairment of goodwill CHF 1,130 million, gain of CHF 568 million on sale of real estate and gain of CHF 3,837 million on partial sale of Swisscom Mobile AG.
Exceptional item in 2002: Impairment of goodwill CHF 702 million.
2)	Shareholders' equity as a percentage of total assets.
3)	Includes at December 31, (1998) 0, (1999) 2,523, (2000) 3,145, (2001) 3,544 and (2002) 3,299 employees of debitel.
4)	Excludes 223 and 291 employees of WORK_LINK at December 31, 2001 and 2002, respectively.WORK_LINK was established in 2001.
5)	Excludes 176 and 252 employees of WORK_LINK in 2001 and 2002, respectively.
6)	Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.
7)	Represents gross dividend and capital reduction as a percentage of net income per share.

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Cautionary statement regarding forward-looking statements

The financial review is published in German and English. The German version is binding.

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites.

Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication.

Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional copies of the Annual Report can be ordered from:

Swisscom AG
T+ F+	Group Communications CH-3050 Berne 41 31 342 36 78 41 31 342 27 79
E	annual.report@swisscom.com www.swisscom.com

Financial Information:
Swisscom AG
Investor Relations CH-3050 Berne
T+ F+	41 31 342 25 38 41 31 342 64 11
E	investor.relations@swisscom.com www.swisscom.com/ir

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: March 26, 2003	by: Name: Title:	/s/ Stephan Wiederkehr Stephan Wiederkehr Senior Counsel Head of Corporate & Financial Law